# shaping our future

2008 Annual Report

09037324

Received SEC
MAR 1 6 2009
Washington, DC 20549

wausauPAPER

# 2008 financial highlights

| *All amounts in thousands, except per share* | **2008*** | 2007** |
|---|---|---|
| **Operations** | | |
| Net sales | $ 1,191,764 | $ 1,240,438 |
| Loss before income taxes | (26,670) | (24,054) |
| Net loss | (15,834) | (1,825) |
| Depreciation, amortization, and depletion | 69,468 | 94,330 |
| Net cash (used in) provided by operating activities | (2,520) | 54,813 |
| Capital expenditures | 48,324 | 30,088 |
| **Financial Condition** | | |
| Cash and cash equivalents | $ 4,330 | $ 18,121 |
| Working capital | 118,830 | 112,922 |
| Property, plant, and equipment (net) | 405,408 | 413,296 |
| Long-term debt | 191,963 | 139,358 |
| Stockholders' equity | 207,581 | 280,915 |
| Total assets | 710,850 | 744,197 |
| **Shareholder Data** | | |
| Per share of common stock: | | |
| Net loss—basic and diluted | $ (0.32) | $ (0.04) |
| Cash dividends declared | 0.34 | 0.34 |
| Stockholders' equity | 4.23 | 5.57 |
| Approximate number of shareholders as of 2/17/09 | 36,569 | |

* In 2008, includes after-tax expense of $21.1 million ($33.8 million pre-tax) or $0.43 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire mill, the sale and closure of the roll wrap portion of our Specialty Products' business, the permanent machine shutdown at our Specialty Products' Jay, Maine mill, and the planned closure of converting operations at our Printing & Writing's Appleton, Wisconsin facility. In addition, includes the settlement of an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million or $0.02 per share.

** In 2007, includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire mill. In addition, effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely to our operating structure resulting in state tax benefits of $11.6 million or $0.23 per share primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries.

# shaping our future

This past year held both tremendous challenges and dynamic opportunities for Wausau Paper. We met those challenges in much the same way that the Company has for more than 100 years — with well-examined and decisive action. We faced a range of extreme business conditions during the year — from unprecedented increases in raw material and energy costs to severe recessionary conditions that resulted in significant demand declines in most paper categories. While our immediate response was appropriate and swift — reducing costs and effectively managing production capacity — we continued to execute against multi-year plans designed to improve the long-term profitability and competitive position of our businesses.

Combined with a strong commitment to our core business initiatives — strategic markets, product innovation, customer service, and operational excellence — this approach has allowed us to shape our future — a future in which we remain steadfastly confident in both our ability to meet the dynamic needs of our customers, as well as the long-term return expectations of our shareholders.

# to our shareholders

2008 was a year of significant challenge for Wausau Paper as we faced unprecedented increases for nearly all major manufacturing costs including raw materials, energy, and transportation. While input costs eased late in the year, this relief was accompanied by a severe economic downturn that resulted in a dramatic decline in demand for several market categories. We met these challenges head-on by implementing initiatives to increase near-term performance while continuing to execute against multi-year plans to improve the long-term profitability and competitive position of our businesses. Although 2008 financial results were disappointing, we are pleased with the progress made in several key areas:

- Printing & Writing returned to profitability over the second half of 2008 with fourth-quarter operating profits of $2.8 million, representing the strongest quarterly results in more than four years
- Towel & Tissue revenues and shipments increased 8 percent and 2 percent, respectively, despite flat market demand
- Paper mill efficiencies increased more than 1 percent, extending our recent trend of year-over-year improvement
- Revenues from products developed within the previous three years exceeded our target of 25 percent for a seventh consecutive year
- Capital spending increased in support of strategic, high-return capital projects
- Balance sheet flexibility was improved through the expansion of our Bank Credit Agreement from $125 million to $165 million

At no time in the Company's history has commitment to our core initiatives — strategic markets, product innovation, customer service, and operational excellence — been more important to the long-term success of our business. While it would be easy to abandon these strategies during periods of economic difficulty, it is our steadfast commitment to them that differentiates us in the marketplace and strengthens relationships with our customers. This approach has driven decisions in recent years to invest in the innovative products and superior service that our customers value. One such example is the development of our Elegance Series™ towel dispensers for Class "A" office buildings. Featuring a sophisticated stainless look, these molded dispensers complement the décor of Class "A" office buildings while providing building managers an economical alternative to stainless dispensers. Consistent with these principles is also a determination to address the underperforming areas of our business. This straightforward approach led us to exit portions of our Specialty Products and Printing & Writing businesses where it was clear that long-term return expectations could not be achieved.

### Strengthening Our Competitive Position

Throughout 2008, we advanced a series of initiatives to improve the performance and competitive position of each of our businesses. We made significant progress with Printing & Writing's Profit Recovery Plan that was set in motion in October 2007. The initial phase of that plan reduced high-cost capacity and our exposure to commoditized segments of the uncoated freesheet market by permanently closing our mill in Groveton, New Hampshire. With the December 2007 closing, we reduced production capacity by 28 percent and renewed our focus on core



"In early 2009, economic weakness and uncertainty persists as the result of a severe global recession. What is not uncertain is our commitment to provide the products, innovation, and service that our customers value and that drive superior returns over the long term."

Thomas J. Howatt
President and CEO

We anticipate enhanced capabilities and significant operational efficiency gains by mid-2009 from our $15 million capital investment in fiber handling and stock blending automation at our Brokaw, Wisconsin, Printing & Writing mill.



Approved in 2007, the $31 million rebuild of our Middletown, Ohio, towel machine nears completion and once fully operational will support the growth of value-added products, reduce our reliance on outside parent rolls, and meaningfully improve our cost structure.



products and brands. The resulting mix upgrade, enhanced by targeted marketing and pricing initiatives, increased Printing & Writing's average selling price by 15 percent and resulted in a substantial improvement in profitability during the year. The Recovery Plan also included strategic investment to reduce manufacturing costs and enhance production capabilities. During 2009 we will complete a $15 million fiber handling project at our Brokaw, Wisconsin, paper mill as well as a $7 million converting and distribution consolidation initiative. These capital projects, both exceeding our internal rate of return target of 17 percent, reflect our continuing confidence and commitment to our Printing & Writing business.

During this past year we also continued with earlier plans to invest in our highly profitable Towel & Tissue business. In December 2007, our Board of Directors authorized a $31 million rebuild of the towel machine at our Middletown, Ohio, mill. Scheduled for completion in the first quarter of 2009, this project supports the continued growth of our value-add Green Seal™-certified product line by increasing annual production capacity by 16,000 tons. Exceeding our return target for projects of this nature, the rebuild will increase production efficiencies and provide substantial savings by reducing the volume of parent rolls purchased from outside suppliers.

We also continued to implement plans intended to improve the financial performance of our Specialty Products business. During 2008, we completed the sale and closure of our unprofitable roll wrap business — a business that in recent years had been severely impacted by increased costs and continuing contraction of the paper industry. Likewise, we eliminated 40,000 tons-per-year of high-cost release liner capacity through the December 2008 shutdown of a paper machine at our Jay, Maine, facility. This permanent shutdown has allowed us to shed unprofitable, commodity-oriented liner while sharpening our focus on the technically superior, high-performance product manufactured at our Rhinelander, Wisconsin, paper mill. Together with pricing initiatives and growth in other attractive markets such as food packaging, the actions taken in 2008 drove an increase in average selling price of 9 percent and positioned Specialty Products for improved financial performance in the years ahead.

**Printing & Writing – Positioning for profitability**

Impacted by a deepening recession, uncoated freesheet demand declined an unprecedented 15 percent in the fourth quarter, driving a market decrease of 8 percent for the year. Despite these exceptionally difficult conditions, Printing & Writing succeeded in achieving the first of our Recovery Plan targets — to return to profitability during the third quarter of 2008. We not only achieved this third-quarter goal but also built on our momentum, as noted earlier, by reporting operating profits of $2.8 million in the fourth quarter — the strongest quarterly results in more than four years. Thanks to the success of our Profit Recovery Plan we steadily improved results during the year despite absorbing fiber and energy cost increases of $23 million.

# to our shareholders (continued)

We remain optimistic about, and committed to, the future of our Printing & Writing business. With the first of our Recovery Plan targets behind us, we have now turned full attention to the second of our goals — to achieve cost of capital return levels by the end of 2009. While economic conditions may impact the timeframe within which this target is achieved, we are confident in our ability to ultimately achieve this goal. By shedding high-cost capacity and investing to improve the efficiency of remaining operations, we have dramatically improved the cost position of our manufacturing system. Our Brainerd, Minnesota, mill achieved world-class performance in 2008 by improving operating efficiency 4 percent and implementing important enhancements to its color capabilities. We will gain additional efficiencies by consolidating converting activities at our mills in Brokaw and Brainerd by the end of 2009. In the process we will close a converting operation in Appleton, Wisconsin, and consolidate Printing & Writing's Midwest distribution activities at a centrally located facility in Bedford Park, Illinois. Coupled with cost reduction initiatives, a renewed focus on core products, and strategic capital investment, these efficiency improvements position Printing & Writing as one of the most cost-effective, premium uncoated freesheet providers in North America.

**Specialty Products — Emphasizing our strengths**

The performance of our Specialty Products unit — our business most sensitive to changing economic conditions — remained under pressure from deteriorating demand in key industrial and housing-related markets in 2008. With the recession intensifying late in the year, nearly every sector of the business was affected by weaker demand. In response, we implemented cost reduction initiatives and reduced fourth-quarter production to balance supply with slowing demand. While these necessary actions have positioned us to weather the current economic downturn, it is the strategic positioning of our business that will drive long-term results.

We believe that Specialty's restructuring initiatives and our renewed focus on four core markets — tape, release liner, food packaging, and industrial — are providing significant benefits as evidenced by recent pricing gains. While all of these markets are important to our long-term success, we are placing additional near-term emphasis on the more recession-resistant release liner and food packaging markets. With the shutdown of the Jay machine behind us, we have now concentrated the most profitable of our release liner business on our most cost-effective equipment. As a result, we have achieved a measure of margin improvement in this critical product category.

Specialty Products continues to meet our customers' product needs through a collaborative approach. Our technical knowledge, equipment capabilities, and commitment to product innovation resulted in 31 percent of total revenues being generated by products introduced in the previous three years, substantially out-performing our target of 25 percent.

**Towel & Tissue — Maintaining momentum**

Towel & Tissue's 2008 profitability fell below near-record 2007 levels as rapid escalation in fiber and energy costs placed pressure on profit margins early in the year. Although below our long-term target of 15 percent, margins improved throughout the year and increased to

11 percent in the fourth quarter. This improvement was driven by our success with pricing initiatives and mix upgrade efforts. During the year, shipments of our higher-margin value-add products increased 11 percent while demand in the "away-from-home" towel and tissue market remained flat. We have consistently grown at above-market rates in recent years by focusing on innovative products and dispenser solutions. The success of our Green Seal™-certified product line continued in 2008 with shipments increasing 26 percent for the year. In addition, an expanded range of Dubl-Nature® products and the introduction of our new Elegance Series™ dispensers added to the strong growth in our value-add product category.

Towel & Tissue continues to be the most consistent and profitable performer among our three business units. We remain committed to the continued growth of this business unit and supported that commitment with approval of the $31 million towel machine rebuild. The benefits of this rebuild, together with our continuing emphasis on value-add products and unparalleled service, are expected to further our market position and help achieve our long-term profitability goals for this highly successful business.

### Managing through a difficult recession

With no indication of improvement in business conditions evident as we began 2009, several initiatives were implemented in January to further reduce our cost structure and improve our competitive position. These initiatives include a 7 percent reduction in our salaried workforce, a targeted $6 million reduction in fixed manufacturing and administrative spending over the first half of 2009, and an inventory reduction of $15 million by the end of the third quarter. In addition, we will focus capital spending on strategic and essential projects in the near-term as we manage through this period of economic difficulty.

### Confidence in our future

In early 2009, economic weakness remains evident in virtually all aspects of the domestic economy and uncertainty persists as the result of a severe global recession. What is not uncertain is our commitment to provide the products, innovation and service that our customers value and that drive superior returns over the long term.

We remain confident in our ability to meet the challenges that lie ahead and to ultimately achieve the profitability goals that we have established. Using our proven, time-tested strategies, we continue to take the actions necessary to position Wausau Paper for long-term success. Our consistent approach creates value for our customers and positions us to achieve the return expectations of our shareholders.

Thomas J. Howatt
President and Chief Executive Officer

→
Helping customers create innovative new products through collaboration.
3M Canada - Brockville, Ontario

# specialty products


10
8
6
4
2
0
4%
6%
9%
06
07
08

**Average Selling Price Improvement**

Our focus on pricing and mix enhancing initiatives continues to produce outstanding average selling price gains.

Our Specialty Products business unit serves a broad array of customers in the packaging, manufacturing, housing and food preparation sectors of the North American and global economies. The collaborative nature of our product-engineering process and our unique manufacturing capabilities set us apart from our competitors. Complemented by our ability to produce paper of uncompromised quality and performance characteristics, actions we've taken during 2008 have positioned us for growth in four strategic markets – food packaging, release liner, tape backing and industrial papers.

In 2008, we completed our exit of an unprofitable roll wrap business and eliminated 40,000 tons-per-year of high-cost liner capacity through the permanent shutdown of a paper machine at our Jay, Maine, mill. While these actions reflect our commitment to address underperforming areas of our business and deliver acceptable returns to our shareholders, they also represent a commitment to meet the evolving needs of our customers. This commitment includes providing unparalleled technical support and innovative value-add product solutions for their most demanding applications.

We took further steps to drive growth during the past year by reallocating capacity to more attractive food service and food packaging papers. For example, our introduction of ProRedi Elite™ Professional Baking Papers — used in microwave, convection and conventional oven applications — drove food packaging and food service shipment increases during the year. Our FDA-compliant ProRedi Elite™ line has gained rapid market acceptance due to its superior performance in the most highly demanding commercial bakery, food service, and restaurant applications.

Collaborative efforts with our customers have opened new markets for existing products and resulted in many new products that have received strong initial market acceptance and show great promise for




MALCO

←
Providing what customers value — environmentally preferable specialty solutions.
Packaging Concepts, Inc. -
St. Louis, Missouri

growth. Our leading position in tape-backing papers, used in the manufacture of masking tapes, opened new markets both here in North American and in Asia. For example, a customer utilizing our EcoSelect™ environmentally preferred DuraTec® tape base introduced new products in Canada which fill a compelling market niche, demonstrating once again the many competitive advantages we provide our customers.

Though highly diversified, Specialty Products has been affected by the recent economic downturn with demand declining significantly in key domestic markets such as housing and manufacturing. With the weakening economy impacting orders, we are demonstrating discipline by managing capacity in response. Even so, pricing initiatives and product mix improvements produced a 9 percent increase in average selling price for the year, demonstrating the benefit of our value-add product strategy.

Despite near-term economic pressures, Specialty Products continues to meet the call for innovative product solutions in each of our strategic markets. These products are developed and perform in a manner consistent with our commitment to provide environmentally responsible and sustainable products. It is this focus that gives us confidence in our ability to meet the evolving needs of current customers, grow in strategic markets and ultimately achieve our long-term business objectives.

at a glance

**2008 SALES:** $481 million
Percent of Consolidated Net Sales: 40%

**PRODUCTS:**
Highly diverse technical specialty papers with unique performance characteristics, including food service, processing, and packaging papers, masking tape base papers, a broad range of industrial papers, and pressure-sensitive release liners.

**BRANDS:**
DuraTec®
ExperTec®
ProGard®
ProRedi®
ProPly®
InvenTec®
ReleasTec®
ProCare®
EcoSelect™

**DISTRIBUTION:**
Specialty papers sold directly to manufacturers and converters who serve the consumer products, food service, automotive, aerospace, and metals industries, among others.

→
Fostering creativity in the advertising and design communities. Mac Papers Design Studio - Lithia Springs (Atlanta), Georgia

# printing & writing


($mm)
3
2
1
0
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
$2.6
$1.7
($2.8)
($4.9)
($6.1)

**Adjusted* Operating (Loss) Profit**
*Excludes Groveton mill closure costs*

Despite exceptionally difficult market conditions, we met the first of Printing & Writing's Profit Recovery Plan goals by posting consecutive quarterly profits in the second half of 2008.

Our Printing & Writing business unit produces the finest competitively priced printing, graphic design, and craft papers available in the marketplace today. We are an industry leader in colored papers and have achieved the leading share of the bright colors market through our well-recognized Astrobrights® brand. This market position — along with recent actions taken to improve profitability — has enabled us to advance our business objectives despite an 8 percent decline in market demand for uncoated freesheet papers during the year. While industry performance continued to weaken due to a decade-long market contraction and input cost fluctuations, our profitability improved significantly thanks to the Profit Recovery Plan implemented in the fourth quarter of 2007.

This plan was expected to return Printing & Writing to a profitable position during the third quarter of 2008 and achieve returns that exceed our cost of capital by the end of 2009. The first of our Plan goals was achieved as the business unit reported consecutive quarterly profits over the second half of the year — the strongest six month period in more than four years. We have now set our sights on the second of our Recovery Plan targets and are implementing the initiatives necessary to achieve that goal.

The December 2007 closure of a high-cost mill in Groveton, New Hampshire, reduced our production capacity by 28 percent and enabled us to consolidate the more profitable and strategic business into our Brokaw, Wisconsin, and Brainerd, Minnesota, facilities. Freed from the need to simply fill capacity, we established a more favorable pricing environment for our core products. This strategy resulted in a 15 percent increase in average selling price and set the stage for Printing & Writing's second half return to profitability.

During 2008 we also focused on improving the competitive position of our core premium Astrobrights®, Royal, Professional Series™ and Creative Collection™ brands. We




wausau
PAPER
Astrobrights
Glisten
wausau
PAPER
Royal
Complements
Snowcrest
Embossed Texture

←
Providing innovative products to the craft and hobby market. Scrapbooking is a $3.4 billion U.S. market

enhanced our Royal brand of premium writing, text, and cover products by adding many new colors, weights, and finishes. With all Wausau Paper Royal grades Forest Stewardship Council-certified and most containing a minimum of 30 percent post-consumer fiber, and therefore also Green Seal™-certified, we now offer one of the most complete lines of affordably-priced and environmentally responsible writing, text, and cover papers in the industry.

We continuously seek to reduce operating costs and enhance the operational performance of our manufacturing system. Consistent with this approach, our Board of Directors approved a $15 million capital project intended to optimize fiber-handling and stock-blending systems at the Brokaw mill. Scheduled for full implementation in mid-2009, this project is expected to improve operational performance while reducing labor costs.

Late in 2008 we also announced a project intended to consolidate converting capacity and streamline distribution within the business unit. The $7 million capital project includes the closure of the Appleton, Wisconsin, converting facility after relocating equipment to the Brokaw and Brainerd mills. Scheduled for completion in the second half of 2009, this initiative reduces operating costs while enhancing service capabilities as we consolidate Midwest distribution activities in centrally located Bedford Park, Illinois. Both 2009 capital projects provide an internal rate of return exceeding our target 17 percent rate.

We face the future with the confidence knowing that the strategic actions taken in 2008 have positioned us to once again achieve cost-of-capital returns. Complementing our focus on core brands, product innovation, and industry leading customer service, the structural improvements implemented in 2008 will provide benefits for years to come. As a result, we are well-positioned to meet economic and market challenges in 2009 as we continue pursuit of our Profit Recovery Plan targets.

at a glance

**2008 SALES:** $377 million
Percent of Consolidated Net Sales: 32%

**PRODUCTS:**
Premium uncoated printing, writing, imaging, craft, and packaging papers used for numerous applications such as printed and photocopied documents, annual reports, brochures, marketing materials, invitations, luxury packaging, paper crafting, and greeting cards.

**PRODUCTS AND BRANDS:**
Astrobrights®
Astroparche®
Exact®
Royal grades including
new Royal Resource™
Creative Collection™
Professional Series™
Intrigue™ Packaging Papers

**DISTRIBUTION:**
Printing, writing, imaging, craft, and packaging papers sold in sheet and roll form to:

- Paper distributors selling to commercial printers, in-plant print shops, quick printers, offices, government, schools, and copy centers
- Retailers such as office supply stores, mass merchandisers, food and drug stores, and craft and hobby stores
- Converters of greeting cards, envelopes, invitations and announcements, luxury packaging, and book publishers

→
Consumer-like Dubl-Nature® introduced in late 2007 has been well received by Class "A" office building and hotel operators

# towel & tissue


15%
14%
11%
15
12
9
6
3
0
industry
06
07
08

**Value-added Shipment Growth vs. Industry**

The favorable performance of our value-added "away-from-home" towel and tissue product shipments stands in strong contrast to the modest growth of the sector overall.

In 2008, Towel & Tissue achieved significant growth in several critical measures despite increased input costs and a flat demand trend in the "away-from-home" market. Driven by continued success with innovative products such as our EcoSoft® and Dubl-Nature® Green Seal™-certified product lines, value-add product shipments increased 11 percent for the year. Importantly, this growth was achieved in targeted segments of the market such as Class "A" offices, luxury hotels, and "green" buildings. Even so, the profitability of our Towel & Tissue business declined from near-record levels last year, the result of rapidly escalating fiber and energy costs in late 2007 and much of 2008. Driven by market receptivity to our value-add products, pricing initiatives had an offsetting effect on input-cost increases and margins steadily improved during the year.

As the most profitable of our three business units, we are intently focused on sustaining Towel & Tissue's record of revenue growth and strong financial performance. To that end, we continue to pursue innovative products and dispenser designs that meet specific customer needs. We recently added the Elegance Series™ to our highly successful line of restroom dispensers. Featuring a sophisticated stainless look, these molded dispensers complement the décor of Class "A" office buildings while providing building managers an economical alternative to stainless dispensers. The Elegance Series™ has been met with promising market acceptance — further evidence that our product strategies continue to fuel profitable growth.

At the same time that we pursue new product ideas, we are also focused on supporting the daily needs of our customers by delivering a wide range of high-quality products and uncompromised service. First to market with a broad line of environmentally preferable products for the "away-from-home" market, our leadership grew in 2008 with shipments of Green Seal-certified products increasing 26





←
The Elegance Series™ line of dispensers, introduced in 2008, provide building operators an attractive alternative to high-cost stainless cabinets

percent. Newer product introductions such as Dubl-Nature® gained significant traction in the commercial and government buildings, college and university, and hotel markets. Dubl-Nature® is well-positioned for further sales improvement, having recently been matched to our successful range of proprietary dispensers including Opti-Core® and the newly introduced Elegance Series™

To meet growing demand for our innovative products such as those certified by Green Seal™ we are scheduled to complete a $31 million towel machine rebuild in the first quarter of 2009. The rebuild incorporates state-of-the-art laminate sheet construction capabilities that will lower manufacturing costs by providing additional fiber flexibility. Once fully operational in the second half of 2009, the rebuilt machine will increase annual production capacity at our Middletown, Ohio, mill by 16,000 tons, reducing the volume of purchased parent rolls and delivering an internal rate of return exceeding our target of 17 percent.

As we look to 2009, we remain confident in our ability to achieve above-market growth and superior returns in our Towel & Tissue business unit. We are uniquely positioned to deliver what our customers value — innovative product and dispenser solutions for specific market applications. At the same time, the efficiency improvements achieved through our ongoing efforts — such as the 3 percent increase in converting efficiencies achieved in 2008 at our Harrodsburg, Kentucky facility — ensure that a competitive cost position is maintained. Coupled with strategic capital investment, these attributes provide Towel & Tissue with a solid base from which future success will be built.

## at a glance

**2008 SALES:** $333 million
Percent of Consolidated Net Sales: 28%

**PRODUCTS:**
Paper towels, tissue, soaps, wipers, and dispensing systems for the "away-from-home" market

**PRODUCTS AND BRANDS:**
Bay West®
EcoSoft™
DublSoft®
Dubl-Nature®
Dubl-Tough®
Wave'n Dry®
OptiServ®
OptiCore®
OptiFold®
Silhouette®
Revolution®
OptiSource®

**DISTRIBUTION:**
Sold to paper, janitorial, and sanitary supply distributors who serve:

- Office buildings
- Schools, colleges, and universities
- Health service facilities
- Factories and other commercial and industrial operations
- Public facilities – restaurants, stadiums, theme parks, airports, and hotels

# financial statements

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Information Concerning Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties, and assumptions. Forward-looking statements are not guarantees of performance. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Wausau Paper and our consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements may be identified by, among other things, beliefs or expectations that certain events may occur or are anticipated and projections or statements of expectations with respect to various aspects of our business, our plans or intentions, our stock performance, the industry within which we operate, the markets in which we compete, the economy, and any other expressions of similar import or covering other matters relating to our business and operations. Risks, uncertainties, and assumptions relating to our forward-looking statements include the level of competition for our products, changes in the paper industry, downturns in our target markets, changes in the price or availability of raw materials and energy, the failure to develop new products that meet customer needs, adverse changes in our relationships with large customers and our labor unions, costs of compliance with environmental regulations, our ability to fund our operations, unforeseen operating problems, changes in strategic plans or our ability to execute such plans, maintenance of adequate internal controls, changes in financial accounting standards, unforeseen liabilities arising from current or prospective claims, and the effect of certain organizational anti-takeover provisions. These and other risks, uncertainties, and assumptions are described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, and from time to time in our other filings with the Securities and Exchange Commission after the date of such annual report. We assume no obligation, and do not intend, to update these forward-looking statements.

## Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the accounting policies which could have the most significant effect on our reported results and require subjective or complex judgments by management.

### Allowance for Doubtful Accounts

We record allowances for doubtful accounts based upon customer-specific analysis and general matters such as current assessment of past-due balances. Additional allowances for doubtful accounts may be required if there is an increase in past-due balances or for customer-specific circumstances, such as financial difficulty. The allowance for doubtful accounts was $0.9 million and $1.1 million at December 31, 2008 and 2007, respectively.

### Excess and Obsolete Inventory

We record allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions. Additional inventory allowances may be required if future demand or market conditions are less favorable than we have estimated.

### Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We use judgment when applying the impairment rules to determine when an impairment test is necessary. Factors we consider that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. We are required to make estimates of our future cash flows related to the asset subject to review. These estimates require assumptions about demand for our products, future market conditions, and technological developments. Other assumptions include determining the discount rate and future growth rates.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

See "Note 2 – Restructuring and Divestitures" in the Notes to Consolidated Financial Statements for a summary of our asset impairment tests, which resulted in an insignificant pre-tax impairment loss in 2008 and a pre-tax impairment loss of approximately $0.4 million in 2007. No impairment losses were recorded in 2006.

## Income Taxes

Our estimates of income taxes payable, deferred income taxes, and the effective tax rate are based on an analysis of many factors, including interpretations of federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. In addition, federal and state taxing authorities periodically review our estimates and interpretations of income tax laws. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

## Pension Benefits

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual and assumed asset returns as well as changes in other assumptions will affect the amount of pension expense recognized in future periods. Additional information regarding pension benefits is available in "Note 6 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

## Other Post-retirement Benefits

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. Additional information regarding post-retirement benefits is available in "Note 6 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

## Environmental Matters

We record environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and our past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, we record a liability for its estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of our environmental liabilities may change. Additional information regarding environmental matters is available in "Note 9 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

## Stock-based Compensation Plans

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. The modified prospective application transition method requires that as of the effective date, compensation cost related to share-based payment transactions is recognized as an operating expense in the statement of operations over the requisite service period of the grant based on the grant-date fair value of the award. The grant-date fair value of an award is estimated using a binomial option-pricing model that incorporates assumptions based upon expectations and information available at the measurement date of the award. These assumptions include the expected term of the award, the expected dividend yield over the expected term of the award, the risk-free interest rate over the expected term of the award, the expected volatility of the stock price over the expected term of the award, and estimated forfeitures over the expected term of the award. See "Note 1 – Description of the Business and Summary of Significant Accounting Policies" and "Note 8 – Stock Compensation Plans" in the Notes to Consolidated Financial Statements for additional information on the impact of this statement.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

## New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans" ("SFAS 158"), which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement date of the funded status of a plan as of the date of the year end financial statements. The recognition provisions of SFAS 158 were adopted on December 31, 2006. We adopted the measurement date provisions on January 1, 2008, which resulted in an increase in our liabilities for defined benefit pension and other post-retirement plans of $2.9 million, an increase in deferred tax assets of $1.0 million, an after-tax increase to accumulated other comprehensive income of $0.4 million, and an after-tax charge to retained earnings of $2.3 million.

In September 2007, the FASB ratified Emerging Issues Task Force ("EITF") 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). On January 1, 2008, we adopted the provisions of EITF 06-11, which requires that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. The adoption of EITF 06-11 did not have a material impact on the consolidated financial statements.

Other significant accounting policies, not involving the same level of uncertainties as those previously discussed, are important to an understanding of the Consolidated Financial Statements. Additional information regarding significant accounting policies is available in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

## Operations Review

### Overview

### Consolidated

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net sales | $1,191,764 | $1,240,438 | $1,188,178 |
| Net (loss) earnings | (15,834) | (1,825) | 17,619 |

In 2008, we reported a net loss of $15.8 million compared to a net loss of $1.8 million in 2007. Each of our three operating segments and the markets in which they compete were impacted by the weakening economy during 2008. We continued to pursue our core business strategies in 2008, focusing on strategic markets, product innovation, benchmark customer service, and operational excellence.

### Towel & Tissue

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net sales | $ 333,411 | $ 307,579 | $ 288,290 |
| Operating profit | 32,793 | 43,032 | 44,621 |

Although below prior year levels, Towel & Tissue's financial performance remained relatively strong during 2008, despite increased input costs and flat demand in the "away-from-home" towel and tissue market in which the business segment competes. We continue to focus our efforts on our value-added product lines, such as our Green Seal™ certified products, to improve our competitive strength and operating margins. Further, we are on schedule with the $31 million capital investment announced in late 2007 to increase our toweling capacity by 16,000 tons. The towel machine rebuild is scheduled for completion in the first quarter of 2009, with the full benefit of this project expected to be achieved in the second half of 2009.

### Specialty Products

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net sales | $ 481,390 | $ 488,343 | $ 468,866 |
| Operating (loss) profit | (11,609) | 4,433 | 4,412 |

Specialty Products' financial performance in 2008 was impacted by increased input costs, highly competitive product pricing, and significant declines in demand in certain market segments in which we participate, such as industrial and home construction based markets. In response to these downward trends, we announced and

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

completed the permanent shutdown of one of two paper machines at our paper mill in Jay, Maine. Additional information on the permanent machine shutdown is available in "Note 2-Restructuring and Divestitures" in the Notes to Consolidated Financial Statements. With continued pressure on the industrial and housing-related product lines, Specialty Products' is focused on less cyclical liner and food packaging markets to drive near-term growth and improve financial performance.

### Printing & Writing

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net sales | $ 376,963 | $ 444,516 | $ 431,022 |
| Operating (loss) profit | (26,983) | (57,415) | (10,975) |

Printing & Writing announced a three-part profit recovery plan during 2007 which included the permanent shutdown in December 2007 of our paper mill in Groveton, New Hampshire. The shutdown of the Groveton mill allowed us to reduce the annual Printing & Writing production capacity by approximately 105,000 tons and limit our exposure to unprofitable commodity paper business. The second and third parts of the of the profit recovery plan are to refocus our sales and marketing efforts to achieve growth in our premium product brands and to focus on strategic investment alternatives to enhance production capabilities and reduce costs. Although we have experienced increased raw material and manufacturing costs, as well as intensifying recessionary business conditions that have increased the pace at which demand has declined in certain of our markets, the completed elements of our profit recovery plan have produced earnings momentum during 2008. Further, we are underway with a $15 million stock blending project at our Brokaw, Wisconsin mill and a converting and distribution consolidation initiative that is expected to provide operating margin improvements by the end of 2009. Additional information on the closure of the Groveton, New Hampshire mill and the impact of the converting and distribution consolidation initiative on our Appleton, Wisconsin converting facility is available in "Note 2-Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

## Outlook

With economic conditions unlikely to improve in the near term, in early 2009 we have implemented initiatives intended to further reduce costs and generate operating cash flows. These initiatives include a reduction in our salaried workforce by approximately 7%, implementation of a cost reduction plan to achieve savings of $6 million over the first half of 2009, and a targeted $15 million reduction in inventory. These efforts, combined with our restructuring activities and continued focus on superior customer service and operational excellence, are expected to improve our near-term financial performance and our long-term return-on-capital employed. Our ability to achieve this target will be influenced by additional internal initiatives, as well as external factors including general economic conditions, the price of energy and raw materials, competitive factors, and changes in market demand and product pricing.

## Net Sales and Gross Profit on Sales

### Consolidated

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net sales | $1,191,764 | $1,240,438 | $1,188,178 |
| Percent (decrease)/increase | (4%) | 4% | 8% |
| Gross profit on sales | $ 88,688 | $ 77,699 | $ 122,418 |
| Gross profit margin | 7% | 6% | 10% |

Net sales for the year ended December 31, 2008, were $1,191.8 million compared with net sales of $1,240.4 million for the year ended December 31, 2007. Total shipments in 2008 of 781,959 tons declined from the 917,032 tons shipped in 2007. The decline in total shipments in 2008 as compared to 2007 is primarily due to anticipated volume reductions resulting from the closure of Printing & Writing's Groveton, New Hampshire mill and the sale and closure of Specialty Products' roll wrap operations. Net sales in 2006 were $1,188.2 million, and total tons shipped were 919,072 tons.

Average net selling price increased approximately 12%, improving net sales by $121 million, in 2008 as compared to 2007, with approximately $91 million of the improvement in average net selling price attributable to actual selling price increases and the balance due to improved overall product mix. Compared to 2006, the average net selling price for 2007 improved 5%, or $56 million, with actual product selling prices providing $49 million of the improvement, while product mix enhancements increased net sales by approximately $7 million.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

Gross profit margin increased to $88.7 million, or 7.4% of net sales in 2008 compared with $77.7 million or 6.3% of net sales in 2007. Gross profit margin in 2006 was $122.4 million, or 10.3% of net sales. Our timberland sales program favorably impacted gross profit margin by $6.2 million in 2008, $9.6 million in 2007, and $17.3 million in 2006. In 2008 as compared to 2007, improvements in average net selling price more than offset higher fiber and energy prices, as well as increased freight, warehousing, mix-driven material consumption costs, and decreased gains from our timberland sales program. In addition, 2008 gross profit margins were negatively impacted by combined charges of $17.4 million related to the permanent paper machine shutdown at our Specialty Products' Jay, Maine mill, the sale and closure of the roll wrap portion of our Specialty Products' business, and the shutdown of papermaking operations at our Printing & Writing's Groveton, New Hampshire mill.

In 2007 as compared to 2006, gross profit margin was favorably impacted by improved average net selling price, increased shipment volume, and lower average energy prices. These favorable impacts were more than offset by unfavorable fiber prices, mix-driven material consumption costs, and decreased gains from the timberland sales program. Additionally, in December 2007, we ceased papermaking operations at our Groveton, New Hampshire paper mill, which was part of the manufacturing operations for our Printing & Writing business segment. As a result of the closure, we recognized $38.8 million of expense in cost of sales for the year ended December 31, 2007, consisting of accelerated depreciation on assets that were abandoned and an adjustment of spare parts and inventory to net realizable value.

Additional pre-tax charges of $2.6 million associated with the closure of Printing & Writing's Appleton, Wisconsin, converting facility are expected to impact gross margins during 2009. For additional information on the machine shutdown and facility closure activities, refer to "Note 2 – Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

Raw materials comprise approximately 60% of our total cost of sales with market pulp and wastepaper accounting for approximately three-quarters of this total. Labor and fringes are approximately 15% of our total cost of sales while utilities account for approximately 10%. Other operating expenses, including outbound freight, depreciation, and maintenance, comprise the remaining 15% of our cost of sales.

Fiber prices — consisting primarily of market pulp, wastepaper, pulpwood, and purchased towel and tissue parent rolls — increased over the last five years. As compared to 2007, 2008 fiber costs increased approximately $41 million after increasing approximately $45 million in 2007 as compared with 2006.

During the first quarter of 2008, pulp and wastepaper prices increased modestly, and subsequently stabilized during the second and third quarters of 2008. During the fourth quarter of 2008, pulp and wastepaper prices trended significantly lower as world economics weakened and paper and pulp demand decreased. Pulp and wastepaper prices have continued their downward trend in early 2009. In 2007, pulp and wastepaper prices trended higher throughout the entire year.

In 2008, we consumed approximately 450,000 air-dried metric tons of market pulp and 140,000 standard tons of wastepaper. Approximately 530,000 air-dried metric tons of market pulp and 140,000 standard tons of wastepaper were consumed in 2007. The average consumption price of market pulp, the primary raw material used in the production of paper, increased approximately $52 per air-dried metric ton, or nearly $23 million, in 2008 as compared to 2007. As compared with 2006, the average price of market pulp increased approximately $62 per air-dried metric ton, or $33 million in 2007. The average price of wastepaper, used in the production of towel and tissue products, increased $23 per standard ton, or approximately $3 million, in 2008 as compared to 2007. As compared with 2006, the average price of wastepaper increased $57 per standard ton, or more than $8 million, in 2007. Purchased towel and tissue parent rolls, used in Towel & Tissue's converting operation, increased $152 per standard ton, or approximately $12 million, in 2008 as compared to 2007, after increasing $22 per standard ton, or approximately $2 million the year before. In 2008, the average prices of pulpwood and other materials, including linerboard, increased approximately $3 million as compared to 2007, after increasing $2 million in 2007 as compared to 2006.

Energy-related prices — consisting primarily of natural gas, electricity, coal, fuel oil, and transportation — increased significantly in 2008 as compared to 2007, with increases experienced in all primary energy components. However, while remaining relatively volatile and at elevated levels through the first nine months of 2008, energy prices declined significantly during the fourth quarter and have remained relatively stable in early 2009. During 2007, overall energy prices trended lower in comparison with 2006, although declines in natural gas prices were somewhat offset by price volatility with other energy components. In total, energy-

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

related costs, including transportation, increased nearly $25 million in 2008 as compared with 2007, while decreasing nearly $4 million in 2007 as compared with 2006.

The average price of natural gas increased approximately 37%, or approximately $9 million, in 2008 as compared to 2007 after decreasing approximately 15%, or more than $6 million, in 2007 compared with the prior year. Through our cost reduction efforts, we have been successful in improving our energy efficiencies and have maintained relatively stable natural gas consumption in recent years. We currently consume approximately 3 million decatherms annually and have substituted fuel oil and coal when economics allowed. We price protect, from time to time, certain volumes of natural gas through fixed-price contracts. Our policy allows for the price protection of up to 50% of our expected use on a rolling 12-month basis. Early in 2009, we had approximately 30% of our anticipated 2009 requirements price protected.

Price increases were experienced in 2008 with other sources of energy that are significant to our operations. As compared with 2007, 2008 fuel oil costs increased more than 50% or approximately $4 million, electricity costs increased 8% or more than $2 million, and coal costs increased 12% or approximately $2 million. As compared with 2006, 2007 electricity costs increased 6% or $2 million, and coal costs increased 4% or nearly $1 million, while fuel oil costs remained stable. In addition, transportation prices increased $8 million in 2008 as compared with 2007 after increasing $2 million from the prior year.

Labor and fringe costs decreased 11% in 2008 as compared to 2007 and increased 1% in 2007 as compared to 2006. The decline in labor and fringe costs is primarily related to the shutdown of papermaking operations at the Groveton, New Hampshire mill and sale and closure of the roll wrap portion of the Specialty Products' business. Depreciation expenses decreased 32% in 2008 as compared to 2007, due primarily to accelerated depreciation related to the December 2007 shutdown of papermaking operations at the Groveton, New Hampshire mill, which was partially offset by accelerated depreciation related to the permanent machine shutdown at the Jay, Maine mill in 2008. Depreciation expenses increased 72% in 2007 as compared to 2006, due primarily to the shutdown of papermaking operations at the Groveton, New Hampshire mill. For additional information, refer to "Note 2 – Restructuring and Divestitures" in the Notes to Consolidated Financial Statements. Other operating costs, including maintenance, were relatively stable in 2008 compared to the same periods in 2007 and 2006.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets within which we compete are small and highly fragmented. Where industry data is not available, our analysis is based on more subjective market indicators, such as order patterns for our products and discussions with customers regarding overall industry volumes.

## Specialty Products

Specialty Products recorded net sales of $481.4 million on total shipments of 340,090 tons for the year ended December 31, 2008, compared with net sales of $488.3 million on shipments of 384,827 tons in 2007. Net sales and shipments in 2006 were $468.9 million and 394,079 tons, respectively. Average net selling price increased 9% in 2008 compared with 2007, improving net sales by approximately $35 million, with actual selling price increases accounting for nearly the entire average net selling price gain. However, offsetting the average net selling price improvement was a decline in shipments of approximately 12% due to the elimination of roll wrap sales volumes and significant demand weakness in the industrial and housing-related markets in which we compete. While product shipments in 2007 declined more than 2% from 2006, average net selling price increased more than 6%, or $29 million, resulting in a year-over-year increase in net sales. In 2007 as compared to 2006, actual product price increases improved average net selling price by more than 4% and net sales by $20 million, and product mix enhancements improved average net selling price by 2% and net sales by $9 million.

Demand for industrial and housing-related papers decreased significantly late in 2008, resulting in market-related downtime equivalent to 10% of Specialty Products' fourth quarter production capacity, or approximately 9,000 tons. The following table summarizes the estimated changes in market demand in the major market segments in which we compete:

| | Estimated Change in Market Demand | |
|---|---|---|
| | **2008** | 2007 |
| Pressure-sensitive backing papers | (1%) | 3% |
| Food-packaging/food-service papers | 2% | 3% |
| Industrial papers | (10%) | 0% |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

The following table summarizes the changes in shipments of our primary product categories:

| | Change in Shipments | |
|---|---|---|
| | **2008** | 2007 |
| Pressure-sensitive backing papers | (13%) | 0% |
| Food-packaging/food-service papers | 2% | 17% |
| Industrial papers | (8%) | (3%) |
| Other paper products | (25%) | (59%) |

Specialty Products' markets remain competitive as a result of the global economic slowdown, with competition coming from paper-based products as well as other film-based substrates. As 2009 began, product pricing has remained stable although market demand within select Specialty Products' product categories has continued to weaken, resulting in additional downtime taken in the first quarter.

Specialty Products' gross profit margins were 3.0% in 2008, 5.8% in 2007, and 5.7% in 2006. Gross profit in 2008 was unfavorably impacted by charges of $7.3 million to cost of sales as a result of a permanent paper machine shutdown at our Specialty Products' Jay, Maine mill, and the sale and closure of the roll wrap portion of our Specialty Products' business. These charges, which impacted 2008 gross profit margins by approximately 1 percentage point, included accelerated depreciation on the related assets that were abandoned and other associated closure costs. The improvement in average net selling price in 2008 compared to 2007 was unable to offset higher manufacturing costs including energy and fiber, as well as the impact of market-related downtime, resulting in decreased gross profit margins. Fiber prices increased approximately $14 million in 2008 as compared with 2007 while energy prices increased approximately $11 million over the same period. In 2007 as compared with 2006, the improvement in average net selling price offset higher energy, fiber and other manufacturing costs, resulting in relatively flat gross profit margins. Fiber prices increased approximately $18 million in 2007 as compared with 2006 while energy prices increased less than $1 million over the same period.

For additional information on the shutdown of the paper machine at the Jay, Maine mill and the sale and closure of the roll wrap business, please refer to "Note 2 – Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

## Printing & Writing

Net sales for the Printing & Writing business segment were $377.0 million in 2008 on shipments of 263,518 tons compared with 2007 net sales of $444.5 million on shipments of 357,233 tons. In 2006, net sales were $431.0 million and shipments were 354,243 tons. The decline in net sales and shipments in 2008 as compared to 2007 was anticipated due to the shutdown of papermaking operations at the Groveton, New Hampshire mill in December 2007. The decline in shipment volume was partially offset by an increase in average net selling price of 15%, increasing net sales by approximately $49 million for the year ended December 31, 2008, as compared to the same period in 2007. Actual product price increases improved average selling price by 12% and net sales by $40 million, while product mix enhancements increased average net selling price and net sales by 3% and $9 million, respectively. Comparing 2007 to 2006, average net selling price improved approximately 3%, increasing net sales by more than $11 million. Actual product price increases improved average selling price by nearly 5% and net sales by $19 million, which offset deterioration in product mix that decreased average net selling price and net sales by 2% and nearly $8 million, respectively.

Demand for uncoated free-sheet papers decreased 8% in 2008 following a decrease of more than 3% in 2007. Uncoated free-sheet demand, impacted by such factors as employment trends and increased electronic data communications, declined in seven of the last nine years. As a result of continued competitive market conditions, shipments of our premium printing and writing papers, including text and cover, decreased 14% in 2008, following a decrease of 11% in 2007. Shipments through Printing & Writing's retail distribution channel such as office supply stores and other retailers decreased 5% in 2008, while increasing 6% in 2007. At the same time, shipments through Printing & Writing's largest distribution channel, traditional paper merchants, decreased 32% in 2008 following an increase of 4% in 2007. The majority of the decline in shipments to traditional paper merchants was anticipated due to the shutdown of the Groveton mill, which reduced total annual Printing & Writing capacity by approximately 105,000 tons. Product pricing has remained very competitive despite the industry-wide capacity rationalization that has occurred in recent years. As 2009 began, prices were relatively stable despite seasonally weak market conditions.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

Printing & Writing recorded a gross profit margin of 3.5% in 2008, a negative gross margin of 5.7% in 2007, and a gross profit margin of 3.5% in 2006. Gross profit in 2008 and 2007 was unfavorably impacted by charges of $10.1 million and $38.8 million, respectively, to cost of sales as a result of the shutdown of papermaking operations at the Groveton, New Hampshire mill. The shutdown, which impacted 2008 and 2007 gross profit margins by approximately 3 percentage points and 9 percentage points, respectively, included accelerated depreciation on the related papermaking assets that were abandoned, an adjustment of spare parts and mill inventory to net realizable value, and other associated closure costs. Significant increases in average net selling price in 2008 as compared to 2007 were able to offset increases in fiber and energy costs, contributing to higher gross profit margins. Fiber prices increased nearly $12 million in 2008 as compared with 2007 while energy prices increased approximately $11 million over the same period. Comparing 2007 to 2006, increases in average net selling price and decreases in energy prices were unable to offset significant increases in fiber costs, contributing to lower gross margins. Fiber prices increased approximately $17 million in 2007 as compared with 2006 while energy prices declined nearly $5 million over the same period.

For additional information on the closure of the Groveton, New Hampshire mill, and the recently announced closure of the Appleton, Wisconsin converting facility, please refer to "Note 2 – Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

## Towel & Tissue

Towel & Tissue 2008 net sales were $333.4 million and shipments were 178,351 tons compared to 2007 net sales of $307.6 million and shipments of 174,972 tons. In 2006, net sales were $288.3 million on shipments of 170,750 tons. Average net selling price increased 7% in 2008 as compared to 2007, favorably impacting net sales by more than $22 million. Actual product price increases improved average net selling price by nearly 6% and net sales by $19 million, with the remaining average net selling price gain a result of stronger product mix. Average net selling price increased approximately 5% in 2007 as compared to 2006, favorably impacting net sales by $13 million. Actual net selling price increases accounted for approximately $9 million of the average net selling price gain, while $4 million of the average net selling price gain was attributable to product mix enhancements.

The "away-from-home" segment of the towel and tissue market remained flat in 2008 after experiencing growth of 1% in 2007. Although market demand has leveled recently, a continued balanced market and pricing leverage has allowed for the implementation of selling price increases in 2008 and 2007. Shipments of Towel & Tissue's higher-priced, value-added products increased 11% in 2008 and 14% in 2007, while shipments of lower-priced standard products decreased 4% in 2008 after decreasing 5% in 2007. As 2009 began, "away-from-home" towel and tissue prices have remained relatively stable despite indications of weakening market demand.

Towel & Tissue gross profit margin was 16.6% in 2008, 20.7% in 2007, and 22.3% in 2006. Significant selling price increases were unable to offset increased manufacturing costs, including wastepaper and towel and tissue parent roll costs, depreciation, amortization, and freight costs, resulting in decreased margins in 2008 compared to 2007. Fiber and paper prices increased more than $15 million in 2008 as compared with 2007 while energy prices increased approximately $4 million. Also, freight costs and other manufacturing costs, including depreciation and amortization, increased by approximately $6 million in 2008 compared to 2007. Selling price increases in 2007 were unable to offset increased manufacturing costs, including wastepaper and towel and tissue parent roll costs, depreciation, amortization, and freight costs, resulting in decreased margins compared to 2006. Fiber and paper prices increased more than $10 million and energy prices increased less than $1 million in 2007 as compared with 2006. Freight costs and other manufacturing costs, including depreciation and amortization, increased by approximately $6 million in 2007 compared to 2006.

Approximately 40%, or 80,000 tons per year, of Towel & Tissue's total parent roll consumption is purchased from other towel and tissue manufacturers. Industry supply of these parent rolls was readily available throughout 2008 and 2007. We believe that adequate parent roll supply will continue to be available to meet our converting needs. Further, we are on schedule with the $31 million capital investment announced in late 2007 to increase our toweling capacity by 16,000 tons. The towel machine rebuild is scheduled for completion in the first quarter of 2009, with the full benefit of this project expected to be achieved in the second half of 2009.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

## Backlog

Consolidated customer order backlogs declined to approximately 25,000 tons, representing $37.6 million in sales at December 31, 2008, compared to 49,900 tons, representing $65.4 million in sales as of December 31, 2007. Consolidated customer order backlogs were 48,300 tons, or $59.9 million in sales as of December 31, 2006. The decrease in customer order backlogs as of December 31, 2008, compared to December 31, 2007, was due to decreases in our Specialty Products and Printing & Writing business segments, while customer order backlogs increased in our Towel & Tissue business segment. Our Specialty Products business segment backlog totaled 16,600 tons at December 31, 2008, compared to 40,100 tons at December 31, 2007. In the Printing & Writing business segment, backlog tons were 5,400 tons at December 31, 2008, compared to 7,400 tons at December 31, 2007. Towel & Tissue's backlog tons increased to 3,000 tons at December 31, 2008, from 2,400 tons at December 31, 2007. The entire backlog at December 31, 2008, is expected to be shipped during 2009.

## Labor

Three new labor agreements were negotiated with United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union AFL-CIO-CLC. Local 11-0022 at Printing & Writing's Brainerd, Minnesota facility, Local 1-112 at Towel & Tissue's Middletown, Ohio facility and Locals 2-1778 and 2-15 at Specialty Products' Rhinelander, Wisconsin facility all negotiated three-year contracts in 2008. Labor agreements will expire at other facilities in 2009. We maintain good labor relations at all facilities and expect that new multi-year contracts will be negotiated at competitive rates.

## Selling and Administrative Expenses

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Selling and administrative expense | $89,111 | $84,199 | $82,695 |
| Percent increase | 6% | 2% | 11% |
| As a percent of net sales | 7% | 7% | 7% |

Selling and administrative expenses for the year ending December 31, 2008, were $89.1 million compared to $84.2 million in the same period of 2007. Selling and administrative expenses were $82.7 million for the year ending December 31, 2006. In 2008, stock-based incentive compensation programs resulted in expense of $2.2 million compared to a credit of $1.9 million in 2007. After adjusting for stock-based incentive compensation programs, increased advertising and legal expenses accounted for the majority of the increase in selling and administrative expense. In 2006, selling and administrative expenses were impacted by stock incentive program charges of $2.3 million. After adjusting for stock-based incentive compensation programs, increased compensation and benefits accounted for the majority of the increase in selling and administrative expenses in 2007 as compared to 2006. For additional information on our stock incentive programs, refer to "Note 8 – Stock Compensation Plans" in the Notes to Consolidated Financial Statements.

## Restructuring Charges

In 2008, we recorded pre-tax restructuring charges of $16.3 million related to employee severance and benefit continuation costs, contract termination costs, and other associated closure costs directly related to the planned closure of converting operations at our Printing & Writing's Appleton, Wisconsin facility, the permanent machine shutdown at our Specialty Products' Jay, Maine mill, the sale and closure of the roll wrap portion of our Specialty Products' business, and the shutdown of papermaking operations at our Printing & Writing's Groveton, New Hampshire mill. Additional pre-tax restructuring charges directly related to the closure of the Appleton facility and the permanent machine shutdown at the Jay mill of approximately $0.8 million are expected to be incurred in 2009. We do not expect any additional pre-tax restructuring charges directly related to the sale and closure roll wrap operations or the Groveton mill closure.

For the year ended December 31, 2007, we recorded pre-tax restructuring charges of $7.3 million related to employee severance benefits and other associated closure costs directly related to the sale of the roll wrap portion of our Specialty Products' business and the shutdown of papermaking operations at our Printing & Writing's Groveton, New Hampshire mill.

We recorded a pre-tax $0.2 million closure charge for the year ending December 31, 2006, for employee severance benefits and other associated closure costs directly related to the closure of the sulfite pulp mill located at Printing & Writing's Brokaw papermaking mill.

For additional information, refer to "Note 2 – Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

### Other Income and Expense

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Interest expense | $10,283 | $11,080 | $11,252 |
| Other income, net | 367 | 793 | 624 |

Interest expense decreased for the year ending December 31, 2008, to $10.3 million compared to $11.1 million for the year ending December 31, 2007, due to lower variable interest rates on certain long-term debt. Interest expense for the year ending December 31, 2006, was $11.3 million. In 2009, interest expense is expected to modestly increase from 2008 levels.

Interest capitalized in 2008 totaled $0.2 million. Interest capitalized in 2007 and 2006 was not significant. Our capitalized interest policy is outlined in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Other income includes interest income of $0.2 million, $0.7 million, and $0.3 million in 2008, 2007, and 2006, respectively. The decrease in interest income in 2008 as compared to 2007 was driven by lower average cash and cash equivalent balances and decreased interest rates on short-term investments.

### Income Taxes

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Income tax (credit) provision | $(10,836) | $(22,229) | $10,823 |
| Effective tax rate | (40.6%) | (92.4%) | 37.5% |

During the third quarter of 2008, we settled an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The examination related to certain research and development credits recorded for these respective tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million in 2008. The effective tax rate, excluding the credit for income taxes as a result of the settlement, was 37.5%. The effective rate for 2009 is expected to be in the range of 37% to 38%.

Effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely with our operating structure. Each segment is now organized as a single member limited liability company and operates as a direct subsidiary of Wausau Paper Corp. The new structure will allow us to utilize state net operating loss and credit carryovers of certain subsidiaries for which full valuation allowances had been previously established due to the fact that separate state tax returns were filed under our previous structure. As a direct result of the reorganization, we recorded state tax benefits of $11.6 million which related to the release of valuation allowances and a revision to the state tax rate utilized to determine our deferred tax assets and liabilities from our previous tax structure to our single member limited liability company tax structure. Also in 2007, we recognized an additional $1.6 million in one-time state tax benefits associated primarily with state net operating loss recognition. The effective tax rate for 2007, excluding the state tax benefits, was 37%.

## Liquidity and Capital Resources

### Cash Flows and Capital Expenditures

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Cash (used in) provided by operating activities | $ (2,520) | $ 54,813 | $ 37,982 |
| Percent (decrease)/increase | (105%) | 44% | 108% |
| Working capital | $ 118,830 | $112,922 | $139,065 |
| Percent increase/(decrease) | 5% | (19%) | 6% |
| Current ratio | 1.8:1 | 1.7:1 | 1.9:1 |
| Capital expenditures | $ 48,324 | $ 30,088 | $ 23,856 |
| Percent increase/(decrease) | 61% | 26% | (24%) |

Cash used in operating activities was $2.5 million during the year ended December 31, 2008, compared to cash provided by operating activities of $54.8 million for the year ended December 31, 2007. The decline in the year-over-year comparisons of cash provided by operating activities was primarily due to a reduction in net earnings during the respective time periods combined with a significant decline in accounts payable and other liabilities in 2008 as compared to 2007. Cash provided by operating activities increased in 2007 compared to 2006, primarily due to decreased inventory levels and increases in accounts payable and other liabilities, which was somewhat offset by increased receivable balances in 2007 as compared to 2006.

In 2008, we continued our initiative to limit capital spending to necessary maintenance-related and high-return capital projects. We also exceeded our targeted composite internal rate of return of 17% for capital approved. Capital expenditures totaled $48.3 million, $30.1 million, and $23.9 million in 2008, 2007, and 2006, respectively. The increase in capital expenditures in 2008 as compared to 2007 is due to a $31 million towel machine rebuild in our Towel & Tissue segment and a $15 million fiber handling project at our Printing & Writing's Brokaw, Wisconsin mill. These projects are in progress at December 31, 2008, and are expected to be completed by mid-year 2009. It is expected that capital spending will be approximately $45 million in 2009.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

During 2005, we announced our intent to sell approximately 42,000 acres of timberlands, generating expected after-tax earnings of $29 million. During 2008, we sold approximately 4,600 acres of timberlands for an after-tax gain of $3.9 million. We sold approximately 5,200 acres of timberlands for an after-tax gain of $6.0 million in 2007 and approximately 14,000 acres of timberlands for an after-tax gain of $10.8 million in 2006. A total of approximately 17,000 acres remains in the timberland sales program. We continue to execute our timberland sales program, although the pace of timberland sales has slowed recently as a result of weakening economic conditions. We have not committed to implement additional timberland sales programs in the future.

While we believe that the available credit under our credit agreements and cash provided by operations in 2009 will be sufficient to meet our cash flow needs for debt maturities, capital, working capital, and investing activities in 2009, we are likely to pursue refinancing options for a portion of the debt maturities to provide increased credit availability.

## Debt and Equity

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Short-term debt | $ 51 | $ 175 | $ 184 |
| Long-term debt | 191,963 | 139,358 | 160,287 |
| Total debt | 192,014 | 139,533 | 160,471 |
| Stockholders' equity | 207,581 | 280,915 | 274,074 |
| Total capitalization | 399,595 | 420,448 | 434,545 |
| Long-term debt/capitalization ratio | 48% | 33% | 37% |

At December 31, 2008, total debt was $192.0 million, an increase of $52.5 million from the $139.5 million reported at December 31, 2007. The increase in total debt is a result of reduced cash provided by operating activities and increased capital spending during the year ended December 31, 2008.

We have an unsecured revolving-credit agreement with five financial institutions that expires on July 27, 2011. On August 20, 2008, we amended the existing $125 million unsecured revolving-credit agreement to increase the aggregate commitments under the revolving-credit agreement to $165 million. Under this agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. There were $52.5 million and $15.0 million, respectively, in outstanding borrowings under this agreement at December 31, 2008 and 2007. There were no outstanding borrowings under the agreement at December 31, 2006. In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3 to 1, and an adjustable minimum net worth covenant. As of December 31, 2008, 2007, and 2006, we were in compliance with all required covenants.

In addition, the total amount of long-term debt outstanding includes a private placement of $103.5 million in unsecured senior notes. The original private placement was issued August 31, 1999, for $138.5 million. On August 31, 2007, $35 million of the unsecured private placement notes matured and were repaid. The remaining notes mature in 2009 and 2011 at $68.5 million and $35 million, respectively.

We also maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. There were $15.9 million in outstanding borrowings under this agreement at December 31, 2008. There were no outstanding borrowings under this agreement at December 31, 2007 and 2006.

At December 31, 2008, under the $165 million revolving-credit facility, we have the ability and the intent to refinance on a long-term basis the amount of outstanding commercial paper and the $68.5 million of unsecured private placement notes maturing on August 31, 2009. As a result, we have classified the amounts as long-term on our Consolidated Balance Sheets.

On November 2, 2004, we entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, we borrowed $500,000, of which $100,000 was forgivable upon meeting certain employment criteria at our Brainerd, Minnesota, facility by November 1, 2006. The employment criteria were met in 2006, therefore, $100,000 of the loan was forgiven. Interest is payable quarterly on the outstanding balance at a rate of 2% per annum. In accordance with the agreement, quarterly payments of principal and interest began on January 1, 2006. The loan is due and payable no later than November 1, 2013.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

On December 31, 2008, we had a total of approximately $77 million available for borrowing under existing credit facilities.

We do not have material market risk associated with derivative instruments, including interest-rate risk, foreign currency exchange risk, or commodity-price risk. We conduct U.S. dollar denominated export transactions or immediately exchange all foreign currency attributable to export sales for U.S. dollars.

In February 2008, our Board of Directors authorized the repurchase of 2,500,000 shares of Wausau Paper common stock. This authorization added to the balance remaining on a 2000 authorization to repurchase 2,571,000 shares of Wausau Paper common stock. We repurchased 1,033,000 and 962,800 shares of common stock during 2008 and 2007, respectively. We repurchased 474,400 shares of common stock during 2006. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2008, there were 2,009,774 shares available for purchase under the existing authorization.

During 2008, 2007, and 2006, the Board of Directors declared cash dividends of $0.34 per share of common stock.

## Commitments and Contractual Obligations

The following is a summary of our contractual obligations and payments due by period subsequent to December 31, 2008:

| | | Payments Due by Period | | | | | |
|---|---|---|---|---|---|---|---|
| *(all dollar amounts in thousands)* | Total | 2009 | 2010 | 2011 | 2012 | 2013 | Thereafter |
| Long-term debt | $ 191,105 | $ 68,551 | $ 69 | $103,485 | $ – | $ – | $ 19,000 |
| Interest on debt | 19,218 | 8,129 | 4,585 | 3,008 | 304 | 304 | 2,888 |
| Operating leases | 3,973 | 979 | 977 | 967 | 965 | 85 | - |
| Capital spending commitments | 22,995 | 22,995 | – | – | – | – | – |
| Retirement plan contributions | 10,773 | 10,773 | – | – | – | – | – |
| Post-retirement benefit plan contributions | 4,600 | 4,600 | – | – | – | – | – |
| Purchase obligations | 105,343 | 60,048 | 31,550 | 1,918 | 1,589 | 1,540 | 8,698 |
| | $358,007 | $176,075 | $37,181 | $109,378 | $2,858 | $1,929 | $ 30,586 |

As discussed in "Note 7 – Income Taxes" in the Notes to Consolidated Financial Statements, on January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." At December 31, 2008, we had a liability for unrecognized tax benefits, including related interest and penalties, totaling $1.7 million, of which approximately $0.2 million is expected to be paid within one year. For the remaining liability, due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate when cash settlement with a taxing authority will occur.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

The interest on debt with variable rates of interest has been calculated utilizing the interest rate in effect at December 31, 2008. For additional information on debt and interest obligations, please refer to "Note 4 – Debt" in the Notes to Consolidated Financial Statements. For additional information on operating leases, please refer to "Note 5 – Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligations are described in "Note 9 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements. We also have various employee benefit plan obligations that are described in "Note 6 – Pension and Other Post-retirement Benefit Plans."

# Selected Financial Data

| (all amounts in thousands, except per share data) | 2008* | 2007** | 2006*** | 2005**** | 2004 |
|---|---|---|---|---|---|
| | | For the Year Ended December 31, | | | |
| **Financial Results** | | | | | |
| Net sales | $ 1,191,764 | $ 1,240,438 | $ 1,188,178 | $ 1,097,093 | $ 1,040,717 |
| Depreciation, depletion, and amortization | 69,468 | 94,330 | 57,913 | 91,554 | 59,965 |
| Operating (loss) profit | (16,754) | (13,767) | 39,497 | (23,129) | 41,724 |
| Interest expense | 10,283 | 11,080 | 11,252 | 10,957 | 10,285 |
| (Loss) earnings before income taxes and cumulative effect of change in accounting principle | (26,670) | (24,054) | 28,869 | (33,590) | 32,378 |
| Net (loss) earnings | (15,834) | (1,825) | 17,619 | (19,465) | 20,393 |
| Cash dividends paid | 16,713 | 17,205 | 17,335 | 17,523 | 17,560 |
| Cash flows from operating activities | (2,520) | 54,813 | 37,982 | 18,223 | 70,737 |
| **Per Share** | | | | | |
| Net (loss) earnings – basic | $ (0.32) | $ (0.04) | $ 0.35 | $ (0.38) | $ 0.39 |
| Net (loss) earnings – diluted | (0.32) | (0.04) | 0.34 | (0.38) | 0.39 |
| Cash dividends declared | 0.34 | 0.34 | 0.34 | 0.34 | 0.34 |
| Stockholders' equity | 4.23 | 5.57 | 5.38 | 6.03 | 6.91 |
| Basic average number of shares outstanding | 49,033 | 50,477 | 50,935 | 51,448 | 51,662 |
| Price range (low and high closing) | $6.69-11.44 | $8.60-15.52 | $11.27-15.34 | $10.35-17.64 | $12.33-19.12 |
| **Financial Condition** | | | | | |
| Working capital | $ 118,830 | $ 112,922 | $ 139,065 | $ 130,719 | $ 139,542 |
| Total assets | 710,850 | 744,197 | 799,114 | 820,513 | 882,234 |
| Long-term debt | 191,963 | 139,358 | 160,287 | 161,011 | 161,833 |
| Stockholders' equity | 207,581 | 280,915 | 274,074 | 310,219 | 357,092 |
| Capital expenditures | 48,324 | 30,088 | 23,856 | 31,494 | 29,565 |
| **Ratios** | | | | | |
| Percent net (loss) earnings to sales | (1.3%) | (0.1%) | 1.5% | (1.8%) | 2.0% |
| Percent net (loss) earnings to average stockholders' equity | (6.5%) | (0.7%) | 6.0% | (5.8%) | 5.8% |
| Ratio of current assets to current liabilities | 1.8 to 1 | 1.7 to 1 | 1.9 to 1 | 1.9 to 1 | 1.9 to 1 |
| Percent of long-term debt to total capitalization | 48.0% | 33.2% | 36.9% | 34.2% | 31.2% |

* *In 2008, includes after-tax expense of $21.1 million ($33.8 million pre-tax) or $0.43 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire mill, the sale and closure of the roll wrap portion of our Specialty Products' business, the permanent machine shutdown at our Specialty Products' Jay, Maine mill, and the planned closure of converting operations at our Printing & Writing's Appleton, Wisconsin facility. In addition, includes the settlement of an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million or $0.02 per share.*

** *In 2007, includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire mill. In addition, effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely to our operating structure resulting in state tax benefits of $11.6 million or $0.23 per share primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries.*

*** *In 2006, includes impact to accumulated other comprehensive loss of $36.6 million ($58.1 million pre-tax) for the adoption of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans."*

**** *In 2005, includes after-tax expense of $24.2 million ($38.4 million pre-tax) or $0.47 per share for closure costs and restructuring expense as a result of closing the sulfite pulp mill at Printing & Writing's Brokaw, Wisconsin facility.*

# Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued a report on internal control over financial reporting. This report appears on page 28.

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, WI

We have audited the internal control over financial reporting of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated March 13, 2009 expressed an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph relating to the Company's adoption of the measurement date provision of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Pension and Other Postretirement Benefit Plans, on January 1, 2008.

Deloitte & Touche LLP

Milwaukee, WI

March 13, 2009

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, WI

We have audited the accompanying consolidated balance sheets of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Company adopted the recognition provision of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Pension and Other Postretirement Benefit Plans ("SFAS 158"), on December 31, 2006, the measurement date provision of SFAS 158 on January 1, 2008, and Statement of Financial Accounting Standards No. 123R, *Share-based Payment*, on January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, WI

March 13, 2009

# Consolidated Balance Sheets

| *(all dollar amounts in thousands)* | As of December 31, **2008** | 2007 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 4,330 | $ 18,121 |
| Receivables, net | 96,740 | 110,114 |
| Refundable income taxes | 5,510 | 1,065 |
| Inventories | 118,195 | 108,532 |
| Deferred income taxes | 5,793 | 6,046 |
| Spare parts | 27,375 | 26,108 |
| Other current assets | 4,619 | 4,364 |
| Total current assets | 262,562 | 274,350 |
| Property, plant, and equipment – net | 405,408 | 413,296 |
| Other assets | 42,880 | 56,551 |
| TOTAL ASSETS | $710,850 | $744,197 |
| **Liabilities** | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ 51 | $ 175 |
| Accounts payable | 73,747 | 88,706 |
| Accrued and other liabilities | 69,934 | 72,547 |
| Total current liabilities | 143,732 | 161,428 |
| Long-term debt | 191,963 | 139,358 |
| Deferred income taxes | 25,588 | 54,106 |
| Post-retirement benefits | 70,552 | 74,112 |
| Pension | 38,901 | – |
| Other noncurrent liabilities | 32,533 | 34,278 |
| Total liabilities | 503,269 | 463,282 |
| Commitments and contingencies | – | – |
| **Stockholders' Equity** | | |
| Preferred stock, no par value (500,000 shares authorized; no shares issued) | – | – |
| Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2008 and 2007) | 174,816 | 173,950 |
| Retained earnings | 233,239 | 268,062 |
| Accumulated other comprehensive loss | (57,700) | (26,225) |
| Treasury stock, at cost (11,326,158 and 10,338,665 shares in 2008 and 2007, respectively) | (142,774) | (134,872) |
| Total stockholders' equity | 207,581 | 280,915 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $710,850 | $744,197 |

*See accompanying Notes to Consolidated Financial Statements.*

# Consolidated Statements of Operations

| *(all dollar amounts in thousands, except per share data)* | 2008 | For the Year Ended December 31, 2007 | 2006 |
|---|---|---|---|
| Net sales | $1,191,764 | $1,240,438 | $1,188,178 |
| Cost of sales | 1,103,076 | 1,162,739 | 1,065,760 |
| Gross profit | 88,688 | 77,699 | 122,418 |
| Selling and administrative | 89,111 | 84,199 | 82,695 |
| Restructuring | 16,331 | 7,267 | 226 |
| Operating (loss) profit | (16,754) | (13,767) | 39,497 |
| Other income (expense): | | | |
| Interest expense | (10,283) | (11,080) | (11,252) |
| Interest income | 153 | 700 | 315 |
| Other, net | 214 | 93 | 309 |
| (Loss) earnings before income taxes and cumulative effect of a change in accounting principle | (26,670) | (24,054) | 28,869 |
| (Credit) provision for income taxes | (10,836) | (22,229) | 10,823 |
| (Loss) earnings before cumulative effect of a change in accounting principle | (15,834) | (1,825) | 18,046 |
| Cumulative effect of a change in accounting principle (net of income taxes) | – | – | (427) |
| Net (loss) earnings | $ (15,834) | $ (1,825) | $ 17,619 |
| (Loss) earnings per share before cumulative effect of a change in accounting principle-basic | $ (0.32) | $ (0.04) | $ 0.36 |
| Cumulative effect of a change in accounting principle (net of income taxes) per share– basic | – | – | (0.01) |
| Net (loss) earnings per share-basic | $ (0.32) | $ (0.04) | $ 0.35 |
| Weighted average shares outstanding – basic | 49,033 | 50,477 | 50,935 |
| (Loss) earnings per share before cumulative effect of a change in accounting principle-diluted | $ (0.32) | $ (0.04) | $ 0.35 |
| Cumulative effect of a change in accounting principle (net of income taxes) per share– diluted | – | – | (0.01) |
| Net (loss) earnings per share-diluted | $ (0.32) | $ (0.04) | $ 0.34 |
| Weighted average shares outstanding – diluted | 49,033 | 50,477 | 51,249 |
| Dividends declared per common share | $ 0.34 | $ 0.34 | $ 0.34 |

*See accompanying Notes to Consolidated Financial Statements.*

# Consolidated Statements of Cash Flows

| *(all dollar amounts in thousands)* | For the Year Ended December 31, **2008** | 2007 | 2006 |
|---|---|---|---|
| **Cash Flows From Operating Activities:** | | | |
| Net (loss) earnings | $ (15,834) | $ (1,825) | $17,619 |
| Provision for depreciation, depletion, and amortization | 69,468 | 94,330 | 57,913 |
| Provision (credit) for losses on accounts receivable | 328 | (169) | (64) |
| Gain on sale of assets | (4,304) | (11,300) | (16,434) |
| Impairment of long-lived assets | 21 | 395 | – |
| Compensation expense for stock-based awards | 1,600 | 979 | 659 |
| Deferred income taxes | (9,404) | (27,800) | (3,802) |
| Changes in operating assets and liabilities: | | | |
| Receivables | 13,046 | (5,144) | (6,833) |
| Inventories | (9,663) | 13,999 | (2,884) |
| Other assets | (15,225) | (16,876) | (18,256) |
| Accounts payable and other liabilities | (27,149) | 13,857 | 1,975 |
| Accrued and refundable income taxes | (5,404) | (5,633) | 8,089 |
| Net cash (used in) provided by operating activities | (2,520) | 54,813 | 37,982 |
| **Cash Flows From Investing Activities:** | | | |
| Capital expenditures | (48,324) | (30,088) | (23,856) |
| Proceeds from sale of assets | 9,056 | 14,705 | 18,860 |
| Net cash used in investing activities | (39,268) | (15,383) | (4,996) |
| **Cash Flows From Financing Activities:** | | | |
| Repayments of notes payable | (66) | (35,081) | (48) |
| Payments under capital lease obligation | (138) | (131) | (146) |
| Issuances of commercial paper, net | 15,910 | – | – |
| Borrowings under credit agreements, net | 37,500 | 15,000 | – |
| Dividends paid | (16,713) | (17,205) | (17,335) |
| Proceeds from stock option exercises | – | – | 1,503 |
| Excess tax benefit related to share-based compensation | – | 35 | 102 |
| Payments for purchase of company stock | (8,496) | (10,049) | (6,440) |
| Net cash provided by (used in) financing activities | 27,997 | (47,431) | (22,364) |
| Net (decrease) increase in cash and cash equivalents | (13,791) | (8,001) | 10,622 |
| Cash and cash equivalents at beginning of year | 18,121 | 26,122 | 15,500 |
| Cash and cash equivalents at end of year | $ 4,330 | $ 18,121 | $26,122 |
| **Supplemental Cash Flow Information:** | | | |
| Interest paid – net of amount capitalized | $ 9,271 | $ 11,345 | $ 10,891 |
| Income taxes paid | $ 6,587 | $ 11,641 | $ 10,377 |

Noncash investing and financing activities: A capital lease obligation of $393 was recorded in 2006 when we entered into a new lease agreement for equipment.

*See accompanying Notes to Consolidated Financial Statements.*

# Consolidated Statements of Stockholders' Equity

| *(all dollar amounts in thousands)* | Common Stock | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balances December 31, 2005 | $173,456 | $286,713 | $(29,119) | $(120,831) | $310,219 |
| Comprehensive earnings, 2006: | | | | | |
| Net earnings | | 17,619 | | | 17,619 |
| Minimum pension liability (Net of $2,661 deferred tax) | | | 4,527 | | 4,527 |
| Comprehensive earnings, 2006 | | | | | 22,146 |
| Adoption of SFAS 158 (Net of $21,494 deferred tax) | | | (36,600) | | (36,600) |
| Cash dividends declared | | (17,309) | | | (17,309) |
| Stock options exercised | (452) | | | 1,955 | 1,503 |
| Settlement of performance unit grant | (426) | | | 257 | (169) |
| Tax benefit related to stock awards | 65 | | | | 65 |
| Stock-based award compensation | 659 | | | | 659 |
| Purchases of treasury stock | | | | (6,440) | (6,440) |
| Balances December 31, 2006 | 173,302 | 287,023 | (61,192) | (125,059) | 274,074 |
| Comprehensive earnings, 2007: | | | | | |
| Net loss | | (1,825) | | | (1,825) |
| Retirement and other post-retirement plans (Net of $18,482 deferred tax) | | | 34,967 | | 34,967 |
| Comprehensive earnings, 2007 | | | | | 33,142 |
| Adoption of FIN 48 | | 37 | | | 37 |
| Cash dividends declared | | (17,173) | | | (17,173) |
| Settlement of performance unit grant | (366) | | | 236 | (130) |
| Tax benefit related to stock awards | 35 | | | | 35 |
| Stock-based award compensation | 979 | | | | 979 |
| Purchases of treasury stock | | | | (10,049) | (10,049) |
| **Balances December 31, 2007** | **173,950** | **268,062** | **(26,225)** | **(134,872)** | **280,915** |
| **Comprehensive loss, 2008:** | | | | | |
| **Net loss** | | **(15,834)** | | | **(15,834)** |
| **Retirement and other post-retirement plans (Net of $17,890 deferred tax)** | | | **(31,883)** | | **(31,883)** |
| **Comprehensive loss, 2008** | | | | | **(47,717)** |
| **Adoption of measurement date provisions of SFAS 158 (Net of $1,066 deferred tax)** | | **(2,274)** | **408** | | **(1,866)** |
| **Cash dividends declared** | | **(16,715)** | | | **(16,715)** |
| **Restricted stock grant** | **(147)** | | | **235** | **88** |
| **Settlement of performance unit grant** | **(499)** | | | **359** | **(140)** |
| **Stock-based award compensation** | **1,512** | | | | **1,512** |
| **Purchases of treasury stock** | | | | **(8,496)** | **(8,496)** |
| **Balances December 31, 2008** | **$174,816** | **$233,239** | **$(57,700)** | **$(142,774)** | **$207,581** |

*See accompanying Notes to Consolidated Financial Statements.*

# Notes to Consolidated Financial Statements

## NOTE 1 Description of the Business and Summary of Significant Accounting Policies

Wausau Paper Corp. manufactures, converts, and sells paper and paper products within three principal segments: Specialty Products, Printing & Writing, and Towel & Tissue. The majority of our products are sold within the United States and Canada.

Specialty Products produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure-sensitive labeling applications, tape backing, and packaging materials for a broad range of food, medical, and industrial applications.

Printing & Writing manufactures, converts, and markets a broad line of premium printing and writing grades.

Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

### Basis of Presentation

The consolidated financial statements include the accounts of Wausau Paper Corp. and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

### Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

### Cash and Cash Equivalents

We define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market. There were approximately $3.9 million and $13.6 million of cash and cash equivalents on deposit with one bank at December 31, 2008 and 2007, respectively.

### Inventories

Pulpwood, finished paper products, and approximately 97% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Liquidations in individual LIFO inventory pools decreased cost of sales by $0.5 million and $1.5 million for the years ended December 31, 2008 and 2007, respectively.

### Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations.

Buildings are depreciated over a 20- to 45-year period; machinery and equipment over a three- to 20-year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

Our policy is to capitalize interest incurred on debt during the course of projects that exceed one year in construction and $1 million, or projects that exceed $10 million. Interest capitalized in 2008 totaled $0.2 million. Interest capitalized in 2007 and 2006 was not significant.

We assess the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, based on a discounted cash flow analysis. See Note 2 for a discussion of asset impairment losses recorded in 2008 and 2007. No impairment losses were recorded in 2006.

Timber and timberlands are stated at net depleted value. We capitalize the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the roads, which is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product. Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. As the timber is harvested, depletion is either recorded as each block is harvested or as a percentage of each block harvested. The cost and related depletion of timberlands sold under our timberland sales program is removed from the accounts, and

# Notes to Consolidated Financial Statements

(continued)

any resulting gains or losses are included as a component of cost of sales in the Consolidated Statements of Operations. Timberland sales gains of $6.2 million, $9.6 million, and $17.3 million were included in cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2008, 2007, and 2006, respectively.

## Income Taxes

Estimates of income taxes refundable and payable, deferred income tax assets and liabilities, and the effective tax rate are based on an analysis of many factors including interpretations of Federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

## Treasury Stock

Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

## Accumulated Other Comprehensive Loss

For all periods presented, the accumulated other comprehensive loss is comprised of cumulative net actuarial losses and prior service cost not yet recognized as a component of net periodic benefit costs for retirement plans and other post-retirement benefit plans, net of tax of $36.4 million and $17.5 million at December 31, 2008 and 2007, respectively.

## Revenue Recognition

Revenue is recognized, net of estimated discounts, allowances and returns upon shipment of goods at which time title passes to the customer. Upon shipment, the customer is obligated to pay us and we have no remaining obligation. We grant credit to customers in the ordinary course of business.

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Operations.

In certain circumstances, we will enter into agreements to sell dispenser systems to our customers at a reduced cost. These agreements contain specific provisions, among which the customer must maintain the dispenser system and utilize our products in the dispenser over the term of the agreement. The net costs associated with providing the dispenser system at a discount are recorded in other assets on our Consolidated Balance Sheets, and are amortized as a reduction of net sales over the term of the agreement. There were approximately $37.8 million and $34.3 million recorded in other assets for dispenser systems at December 31, 2008 and 2007, respectively.

## Stock-based Compensation Plans

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. Prior to January 1, 2006, we measured compensation cost for stock-based compensation plans using the "intrinsic value based method" prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Under SFAS 123R, share-based payment awards that are settled in cash continue to be classified as a liability; however, rather than remeasuring the award at the intrinsic value each reporting period, the award is remeasured at its fair value each reporting period until final settlement. The difference between the liability as previously computed (i.e., intrinsic value) and the fair value of the liability award on January 1, 2006, was $0.4 million net of any related tax effects ($0.7 million pre-tax), and was recorded as a cumulative effect of a change in accounting principle in the Consolidated Statements of Operations. See Note 8 for a further discussion on stock-based compensation plans.

## Earnings Per Share

We present both basic and diluted net (loss) earnings per share ("EPS") amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the respective year. The difference between basic and diluted EPS is solely attributable to stock-based compensation plans. See Note 8 for information on stock-based compensation plans. We use the treasury-stock method to calculate the impact of outstanding awards of stock options, restricted stock, and restricted stock unit awards, referred to as performance units. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

# Notes to Consolidated Financial Statements

(continued)

For the years ended December 31, 2008, 2007, and 2006, stock-based grants for 2,258,220, 2,102,810, and 667,944 shares, respectively, were excluded from the diluted EPS calculation because the shares were antidilutive.

Basic and diluted (loss) earnings per share are reconciled as follows:

| *(all amounts in thousands, except per share data)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net (loss) earnings | $ (15,834) | $ (1,825) | $ 17,619 |
| Basic weighted average common shares outstanding | 49,033 | 50,477 | 50,935 |
| Dilutive securities: | | | |
| Stock compensation plans | – | – | 314 |
| Diluted weighted average common shares outstanding | 49,033 | 50,477 | 51,249 |
| Net (loss) earnings per share – basic | $ (0.32) | $ (0.04) | $ 0.35 |
| Net (loss) earnings per share – diluted | $ (0.32) | $ (0.04) | $ 0.34 |

## Derivatives

In the past, we have used derivative instruments to mitigate our exposure to interest rate risk. We do not issue such instruments for trading purposes. At December 31, 2008 and 2007, there were no derivative instruments outstanding.

## Research and Development Expenses

Research and development costs are expensed as incurred. Expenditures for product development were $2.5 million, $2.6 million, and $2.1 million in 2008, 2007, and 2006, respectively.

## New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans" ("SFAS 158"), which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement date of the funded status of a plan as of the date of the year end financial statements. The recognition provisions of SFAS 158 were adopted on December 31, 2006. We adopted the measurement date provisions on January 1, 2008, which resulted in an increase in our liabilities for defined benefit pension and other post-retirement plans of $2.9 million, an increase in deferred tax assets of $1.0 million, an after-tax increase to accumulated other comprehensive income of $0.4 million, and an after-tax charge to retained earnings of $2.3 million.

In September 2007, the FASB ratified Emerging Issues Task Force ("EITF") 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). On January 1, 2008, we adopted the provisions of EITF 06-11, which requires that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. The adoption of EITF 06-11 did not have a material impact on the consolidated financial statements.

## NOTE 2 Restructuring and Divestitures

In December 2008, we announced plans to permanently close Printing & Writing's converting operations at our Appleton, Wisconsin facility. The operations at the Appleton facility will be reduced in a phased manner beginning in early 2009 and will be permanently closed prior to December 31, 2009. The closure will result in the elimination of approximately 90 permanent jobs. The converting equipment at the Appleton facility will be relocated to our remaining Printing & Writing mills, and distribution activities will also be relocated to a centralized location. The cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2008, includes less than $0.1 million in pre-tax charges for associated closure costs. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs was also less than $0.1 million for the year ended December 31, 2008. At December 31, 2008, less than $0.1 million was recorded as a current liability for restructuring expenses, consisting of severance and benefit continuation costs. Additional pre-tax closure charges of approximately $3.4 million are expected to be incurred in 2009.

In August 2008, we announced plans to permanently shut down one of the two paper machines at our Specialty Products' mill in Jay, Maine. The shutdown was completed in December 2008, and impacted approximately 150 of the 235 employees at the facility. The cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2008, includes $7.2 million in pre-tax charges for depreciation on assets and other associated costs of the machine shutdown. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs and other associated costs of the machine shutdown was $2.4 million for the year ended December 31, 2008.

# Notes to Consolidated Financial Statements

(continued)

The following table sets forth information with respect to the permanent machine shutdown charges:

| *(all dollar amounts in thousands)* | 2008 |
|---|---|
| Depreciation on equipment | $ 6,281 |
| Inventory write-down | 814 |
| Severance and benefit continuation and other associated costs | 2,486 |
| Total | $ 9,581 |

At December 31, 2008, $0.8 million was recorded as a current liability for restructuring expenses, consisting primarily of severance and benefit continuation costs. Additional pre-tax charges related to the permanent machine shutdown of approximately $0.1 million are expected to be incurred in 2009.

In December 2007, the roll wrap portion of our Specialty Products' business was sold to Cascades Sonoco, Inc., resulting in a pre-tax gain of $1.2 million, which is included in cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2007. Subsequent to the sale and closure of the roll wrap operations, asset impairment testing was completed on the remaining net assets, resulting in pre-tax impairment charges of $0.4 million to reduce the carrying values of the remaining net assets to their estimated fair values. The impairment charges are reflected in cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2007. We continued to manufacture roll wrap and related products for the buyer during a post-closing transition period that expired on July 2, 2008. The cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2008, includes pre-tax charges of $0.1 million related to additional asset impairment charges and other associated closure costs of the roll wrap operations. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs and other associated closure costs was $0.5 million and $0.2 million, respectively, for the years ended December 31, 2008 and 2007. We do not expect to incur any additional pre-tax closure charges related to the sale and closure of our roll wrap operations.

We have retained and intend to sell the real property at the roll wrap production facilities. At December 31, 2008, both of the facilities used for roll wrap manufacturing met the classification requirements of net assets held for sale as defined in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, the land, buildings, and land improvements less accumulated depreciation for the facilities are classified as net assets held for sale, which are included in other current assets on our Consolidated Balance Sheets. We continue to sell certain specialty products to our customers that were previously manufactured at these facilities.

In October 2007, we announced plans to cease Printing & Writing's papermaking operations at our Groveton, New Hampshire mill. Papermaking operations ceased in December 2007, and the majority of the papermaking assets were abandoned. The closure resulted in the elimination of approximately 300 permanent jobs. Due to the flexibility of our production platform within the Printing & Writing business segment, as well as shared distribution, sales and marketing, and customer service, we continue to manufacture and sell the same broad line of fine printing and writing paper products at our remaining Printing & Writing facilities. Cost of sales for the years ended December 31, 2008 and 2007, as reflected in the Consolidated Statements of Operations, includes $10.1 million and $38.8 million, respectively, in pre-tax charges for accelerated depreciation, an adjustment of spare parts and mill inventory to net realizable value, and other associated closure costs. Pre-tax restructuring expense for the year ended December 31, 2008, as reflected in the Consolidated Statements of Operations, includes $13.4 million related to contract termination costs and other associated closure costs. Pre-tax restructuring expense for the year ended December 31, 2007, as reflected in the Consolidated Statements of Operations, includes $7.1 million related to severance and benefit continuation costs and other associated closure costs.

The following table sets forth information with respect to the Groveton, New Hampshire mill closure charges:

| *(all dollar amounts in thousands)* | 2008 | 2007 |
|---|---|---|
| Depreciation on abandoned equipment | $ 5,558 | $35,134 |
| Inventory and spare parts write-down | 335 | 4,155 |
| Severance and benefit continuation | – | 2,982 |
| Contract termination | 11,782 | – |
| Other associated costs | 5,850 | 3,605 |
| Total | $23,525 | $45,876 |

# Notes to Consolidated Financial Statements

(continued)

Following is a summary of the liabilities for restructuring expenses through December 31, 2008, related to the closure of the Groveton, New Hampshire mill:

| *(all dollar amounts in thousands)* | December 31, 2007 | Net charges/ (payments) | December 31, 2008 |
|---|---|---|---|
| Severance and benefit continuation | $2,951 | $(2,886) | $ 65 |
| Contract termination | – | 10,232 | 10,232 |
| Other associated costs | 110 | (110) | – |
| Total | $3,061 | $ 7,236 | $10,297 |

At December 31, 2008, $1.3 million and $9.0 million are included in current liabilities and noncurrent liabilities, respectively. We will continue to make payments related to the contract termination over the original contractual terms. We do not expect to incur any additional pre-tax closure charges related to the closure of the Groveton, New Hampshire mill.

In July 2005, we announced plans to permanently close the sulfite pulp mill at our Brokaw, Wisconsin, papermaking facility. The pulp mill was closed in November 2005 and the related long-lived assets were abandoned. The closure resulted in the elimination of 57 permanent jobs, or approximately 10% of the facility's total workforce. The cost of sales for the year ended December 31, 2006, as reflected in the Consolidated Statements of Operations, includes $0.3 million in pre-tax charges for adjustments of pulp mill inventory to net realizable value. Pre-tax restructuring expense related to other associated closure costs was $0.2 million for the year ended December 31, 2006. There were no charges to cost of sales or restructuring expense in the Consolidated Statements of Operations related to the pulp mill closure for the years ended December 31, 2008 and 2007.

## NOTE 3 Supplemental Balance Sheet Information

| *(all dollar amounts in thousands)* | **2008** | 2007 |
|---|---|---|
| Receivables | | |
| Trade | $ 93,327 | $ 107,909 |
| Other | 4,336 | 3,257 |
| | 97,663 | 111,166 |
| Less: allowances for doubtful accounts | (923) | (1,052) |
| | $ 96,740 | $ 110,114 |
| Inventories | | |
| Raw materials | $ 46,515 | $ 37,401 |
| Work in process and finished goods | 115,539 | 115,848 |
| Supplies | 7,390 | 5,204 |
| Inventories at cost | 169,444 | 158,453 |
| LIFO reserve | (51,249) | (49,921) |
| | $ 118,195 | $ 108,532 |
| Property, plant, and equipment | | |
| Buildings | $ 122,224 | $ 124,465 |
| Machinery and equipment | 985,452 | 983,937 |
| | 1,107,676 | 1,108,402 |
| Less: accumulated depreciation | (748,916) | (713,820) |
| Net depreciated value | 358,760 | 394,582 |
| Land | 6,868 | 7,386 |
| Timber and timberlands, net of depletion | 5,675 | 5,064 |
| Construction in progress | 34,105 | 6,264 |
| | $ 405,408 | $ 413,296 |
| Accrued and other liabilities | | |
| Payroll | $ 7,496 | $ 14,235 |
| Vacation pay | 12,025 | 12,196 |
| Compensation plans | 9,887 | 2,928 |
| Employee retirement plans | 10,718 | 5,910 |
| Rebates | 8,364 | 12,813 |
| Accrued income taxes | 465 | 1,454 |
| Other | 20,979 | 23,011 |
| | $ 69,934 | $ 72,547 |

# Notes to Consolidated Financial Statements

(continued)

## NOTE 4 Debt

A summary of long-term debt as of December 31 is as follows:

| *(all dollar amounts in thousands)* | **2008** | 2007 |
|---|---|---|
| Senior notes with interest from 7.31% to 7.43%, due between August 31, 2009, and August 31, 2011 | $103,500 | $103,500 |
| Industrial development bonds due July 1, 2023, with weighted average interest rate of 2.52% in 2008 and 3.87% in 2007 | 19,000 | 19,000 |
| Revolving-credit agreement with financial institutions, with weighted average interest rate of 4.14% in 2008 and 6.16% in 2007 | 52,500 | 15,000 |
| Commercial paper placement agreement, with weighted average interest rate of 3.39% in 2008 | 15,910 | – |
| Note payable | 195 | 261 |
| Capitalized leases (see Note 5) | – | 138 |
| Subtotal | 191,105 | 137,899 |
| Premium on senior notes | 909 | 1,634 |
| Total debt | 192,014 | 139,533 |
| Less: current maturities of long-term debt | (51) | (175) |
| Total long-term debt | $191,963 | $139,358 |

We had $138.5 million in unsecured private placement notes that were closed and funded on August 31, 1999. On August 31, 2007, $35 million of the unsecured private placement notes matured and were repaid. The principal amounts, maturities, and interest rates on the remaining notes are (1) $68.5 million, 10 years, 7.31%; and (2) $35 million, 12 years, 7.43%. In connection with the note offering, we entered into an interest-rate swap agreement under which the interest rate paid by us with respect to (1) $58.5 million of the 10-year notes was the three-month LIBOR rate, plus .4925%, and (2) $30 million of the 12-year notes was the three-month LIBOR rate, plus .55%. During 2001, we terminated this interest-rate swap arrangement in exchange for cash payments of $6.4 million. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments. See Note 11 for additional information regarding the interest-rate swap and amortization of debt premium.

On August 20, 2008, we amended our existing $125 million unsecured revolving-credit agreement that will expire on July 27, 2011, to increase the aggregate commitments under the revolving-credit agreement to $165 million. Under the facility, we may elect a base rate which is a fluctuating rate per annum for interest from either domestic or offshore rates plus an applicable rate based upon our consolidated leverage ratio. In addition, the facility provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. We pay the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Total facility fees paid under this agreement and previous agreements were $351,000 in 2008, $166,000 in 2007, and $268,000 in 2006. There were $52.5 million and $15.0 million, respectively, in outstanding borrowings under this agreement at December 31, 2008 and 2007.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3 to 1, and an adjustable minimum net worth covenant. As of December 31, 2008 and 2007, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. There were $15.9 million in outstanding borrowings under this agreement at December 31, 2008. There were no outstanding borrowings under this agreement at December 31, 2007.

On November 2, 2004, we entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, we borrowed $500,000, of which $100,000 was forgivable upon meeting certain employment criteria at our Brainerd, Minnesota, facility by November 1, 2006. The employment criteria were met in 2006, therefore, $100,000 of the loan was forgiven. Interest is payable quarterly on the outstanding balance at a rate of 2% per annum. In accordance with the agreement, quarterly payments of principal and interest began on January 1, 2006. The loan is due and payable no later than November 1, 2013.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds

# Notes to Consolidated Financial Statements

(continued)

are supported by a letter of credit that is issued under our revolving-credit agreement.

At December 31, 2008, under the $165 million revolving-credit facility, we have the ability and the intent to refinance on a long-term basis the amount of outstanding commercial paper and the $68.5 million of unsecured private placement notes maturing on August 31, 2009. As a result, we have classified the amounts as long-term on our Consolidated Balance Sheets.

The aggregate annual maturities of long-term debt are as follows:

| *(all dollar amounts in thousands)* | Annual maturities |
|---|---|
| 2009 | $ 68,551 |
| 2010 | 69 |
| 2011 | 103,485 |
| 2012 | – |
| 2013 | – |
| Thereafter | 19,000 |

## NOTE 5 Lease Commitments

We have various leases for real estate, mobile equipment, and machinery that generally provide for renewal privileges or for purchase at option prices established in the lease agreements. Property, plant, and equipment included the following amounts for capitalized leases as of December 31:

| *(all dollar amounts in thousands)* | 2007 |
|---|---|
| Machinery and equipment | $ 393 |
| Allowance for amortization | (144) |
| Net value | $ 249 |

There were no capital leases outstanding at December 31, 2008. Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2008:

| *(all dollar amounts in thousands)* | Operating Leases |
|---|---|
| 2009 | $ 979 |
| 2010 | 977 |
| 2011 | 967 |
| 2012 | 965 |
| 2013 | 85 |
| Thereafter | – |
| Total minimum payments | $ 3,973 |

Rental expense for all operating leases was as follows:

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Rent expense | $8,700 | $8,809 | $8,508 |

## NOTE 6 Pension and Other Post-retirement Benefit Plans

We sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and years of service. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations.

We have supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded.

We also provide certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

As described in Note 1, effective January 1, 2008, we adopted the measurement date provisions of SFAS 158, which requires that we measure plan assets and benefit obligations as of the date of the year end financial statements. Accordingly, the measurement date for plan assets and obligations for 2008 was December 31. We historically have used September 30 as our measurement date for our plans. The adoption of the measurement date provisions resulted in a decrease to retained earnings of $2.3 million, net of tax, and an increase to accumulated other comprehensive income of $0.4 million, net of tax, representing the periodic benefit cost for the period from October 1, 2007, through the year ended December 31, 2007.

The changes in benefit obligations and plan assets at December 31, 2008, and September 30, 2007, are presented in the following schedule. Due to the adoption of the measurement date provisions of SFAS 158, the changes in benefit obligations and plan assets for the year ended December 31, 2008, include fifteen months of activity.

# Notes to Consolidated Financial Statements

(continued)

| *(all dollar amounts in thousands)* | Retirement Benefits 2008 | 2007 | Other Post-retirement Benefits 2008 | 2007 |
|---|---|---|---|---|
| Change in benefit obligation: | | | | |
| Benefit obligation at September 30, 2007 and 2006 | $ 201,253 | $ 196,551 | $ 80,840 | $ 106,909 |
| Service cost | 8,140 | 7,799 | 2,321 | 2,516 |
| Interest cost | 15,502 | 11,026 | 5,889 | 5,146 |
| Amendments | 1,061 | 3,374 | (6,649) | (20,295) |
| Net actuarial gain | (3,281) | (7,266) | (100) | (8,538) |
| Participant contributions | – | – | 2,920 | 2,248 |
| Curtailments | – | – | (1,839) | – |
| Benefits paid | (14,360) | (10,231) | (8,230) | (7,146) |
| Benefit obligation at December 31, 2008 and September 30, 2007 | $ 208,315 | $ 201,253 | $ 75,152 | $ 80,840 |
| Change in plan assets: | | | | |
| Fair value at September 30, 2007 and 2006 | $ 198,698 | $ 164,834 | $ – | $ – |
| Actual (loss) gain | (44,743) | 27,700 | – | – |
| Company contributions | 10,268 | 16,395 | 5,310 | 4,898 |
| Participant contributions | – | – | 2,920 | 2,248 |
| Benefits paid | (14,360) | (10,231) | (8,230) | (7,146) |
| Fair value at December 31, 2008 and September 30, 2007 | $ 149,863 | $ 198,698 | $ – | $ – |

For 2008 and 2007, the amendments to retirement benefit plans reflect union negotiated rate increases. For 2008 and 2007, the amendment to other post-retirement benefit plans is primarily related to cost sharing changes for the non-union and certain union plans.

The funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 2008 and 2007 were:

| *(all dollar amounts in thousands)* | Retirement Benefits 2008 | 2007 | Other Post-retirement Benefits 2008 | 2007 |
|---|---|---|---|---|
| Net amount recognized: | | | | |
| Funded status | $ (58,452) | $ (2,555) | $ (75,152) | $ (80,840) |
| Cash contribution subsequent to measurement date | – | 3,799 | – | 841 |
| Curtailment (expense) income | – | (3,111) | – | 607 |
| Unrecognized net loss after remeasurement | – | 3,056 | – | – |
| Accrued benefit cost at December 31 | $ (58,452) | $ 1,189 | $ (75,152) | $ (79,392) |
| Amounts recognized in the Consolidated Balance Sheets consist of: | | | | |
| Noncurrent assets | $ – | $ 17,953 | $ – | $ – |
| Current liabilities | (6,054) | (567) | (4,600) | (5,280) |
| Noncurrent liabilities | (52,398) | (16,197) | (70,552) | (74,112) |
| Net amount recognized at December 31 | $ (58,452) | $ 1,189 | $ (75,152) | $ (79,392) |

# Notes to Consolidated Financial Statements

(continued)

For 2008, the curtailment recognized relates to the shutdown of one of the two paper machines at our Specialty Products' mill in Jay, Maine. In addition for 2007, the curtailment recognized relates to the closure of Printing & Writing's Groveton, New Hampshire mill. See Note 2 for additional information on the paper machine shutdown and the Groveton mill closure.

Amounts recognized in Accumulated Other Comprehensive Loss, net of tax, consist of:

| *(all dollar amounts in thousands)* | Retirement Benefits 2008 | Retirement Benefits 2007 | Other Post-retirement Benefits 2008 | Other Post-retirement Benefits 2007 |
|---|---|---|---|---|
| Prior service cost (credit) | $ 7,676 | $ 8,884 | $(11,170) | $(11,265) |
| Net loss | 46,684 | 10,882 | 14,510 | 17,724 |
| Net amount recognized at December 31 | $ 54,360 | $19,766 | $ 3,340 | $ 6,459 |

The total accumulated benefit obligation for qualified and non-qualified defined benefit pension plans was $207.7 million and $198.9 million at December 31, 2008 and September 30, 2007, respectively. At December 31, 2008, the total accumulated benefit obligation for pension plans exceeded the plan assets for all of the qualified defined benefit pension plans. At September 30, 2007, plan assets exceeded the total accumulated benefit obligation for all of the qualified defined benefit pension plans.

| | Pension Benefits | | |
|---|---|---|---|
| | Target Allocations | Percentage of Plan Assets at Measurement Date 2008 | 2007 |
| Asset category | | | |
| Equity securities | 60% | 52% | 66% |
| Debt securities | 40% | 48% | 34% |
| Total | 100% | 100% | 100% |

Wausau Paper's Benefits Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Benefits Committee manages toward an asset allocation consisting of approximately 60% equity securities and 40% debt securities. An external investment manager is used to assist us in establishing our investment strategies and policies. We consider the historical and projected returns for each asset category and believe that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

Although we do not expect to have a minimum funding requirement for defined benefit pension plans in 2009, we may elect to make contributions of up to $10.8 million directly to pension plans. We also expect to contribute $4.6 million, net of subsidy reimbursements, directly to other post-retirement plans. Benefit payments expected to be paid and subsidy amounts to be received in each of the next five years and in the aggregate for the five years thereafter are:

| *(all dollar amounts in thousands)* | Pension Benefit Payments | Other Post-retirement Benefit Payments | Other Post-retirement Subsidy |
|---|---|---|---|
| 2009 | $17,408 | $ 4,843 | $ 243 |
| 2010 | $17,338 | $ 4,339 | $ 270 |
| 2011 | $11,979 | $ 4,664 | $ 302 |
| 2012 | $13,357 | $ 4,893 | $ 345 |
| 2013 | $12,915 | $ 5,425 | $ 375 |
| 2014-2018 | $78,262 | $31,810 | $2,324 |

# Notes to Consolidated Financial Statements

(continued)

The components of net periodic benefit costs recognized in the Consolidated Statements of Operations and the amounts recognized in other comprehensive income are as follows:

| | Pension Benefits | | | Other Post-retirement Benefits | | |
|---|---|---|---|---|---|---|
| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 |
| Components of net periodic benefit cost: | | | | | | |
| Service cost | $ 6,374 | $ 7,799 | $ 7,833 | $ 1,800 | $ 2,516 | $ 3,201 |
| Interest cost | 12,406 | 11,026 | 10,382 | 4,662 | 5,146 | 5,242 |
| Expected return on plan assets | (14,779) | (13,416) | (12,011) | – | – | – |
| Amortization of: | | | | | | |
| Prior service cost (benefit) | 1,881 | 2,413 | 2,156 | (3,468) | (3,829) | (3,324) |
| Actuarial loss | 1,952 | 2,468 | 3,190 | 2,017 | 2,332 | 1,967 |
| Subtotal | 7,834 | 10,290 | 11,550 | 5,011 | 6,165 | 7,086 |
| Components charged to restructuring expense: | | | | | | |
| Curtailments | 505 | 3,111 | – | (1,051) | (607) | – |
| Total net periodic benefit cost | $ 8,339 | $ 13,401 | $ 11,550 | $ 3,960 | $ 5,558 | $ 7,086 |
| Recognized in other comprehensive income (before tax effect): | | | | | | |
| Net actuarial loss (gain) | $ 59,864 | $ (21,496) | | $ (100) | $ (8,537) | |
| Prior service cost (credit) | 1,061 | 3,375 | | (6,829) | (20,295) | |
| Amortization of: | | | | | | |
| Net actuarial loss | (2,477) | (2,468) | | (2,522) | (2,332) | |
| Prior service cost (credit) | (2,880) | (5,524) | | 4,281 | 3,829 | |
| Total recognized in other comprehensive income | 55,568 | (26,113) | | (5,170) | (27,335) | |
| Total recognized in net periodic benefit cost and other comprehensive income | $ 63,907 | $ (12,712) | | $ (1,210) | $ (21,777) | |

# Notes to Consolidated Financial Statements

(continued)

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2009, are charges of $1.8 million and $1.2 million, respectively. The estimated prior service credit and net actuarial loss for the other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ended December 31, 2009, are a credit of $3.5 million and a charge of $1.8 million, respectively.

The weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

| | Pension Benefits | | | Other Post–retirement Benefits | | |
|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 |
| Weighted-average assumptions used to determine benefit obligations at the selected measurement dates: | | | | | | |
| Discount rate | 6.25% | 6.25% | 5.75% | 6.25% | 6.25% | 5.75% |
| Rate of compensation increase | 4.25% | 4.25% | 4.25% | n/a | n/a | n/a |
| Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31: | | | | | | |
| Discount rate | 6.25% | 5.75% | 5.50% | 6.25% | 5.75% | 5.50% |
| Expected return on plan assets | 8.00% | 8.25% | 8.25% | n/a | n/a | n/a |
| Rate of compensation increase | 4.25% | 4.25% | 4.25% | n/a | n/a | n/a |
| Assumed health care cost trend rates at at December 31: | | | | | | |
| Health care cost trend rate assumed | n/a | n/a | n/a | 9% | 9% | 9% |
| Ultimate trend rate | n/a | n/a | n/a | 5% | 5% | 5% |
| Year that the rate reaches the ultimate trend rate | n/a | n/a | n/a | 2011 | 2010 | 2010 |

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2008, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

| | One percentage point | |
|---|---|---|
| *(all dollar amounts in thousands)* | Increase | Decrease |
| Effect on the post-retirement benefit obligation | $10,712 | ($8,986) |
| Effect on the sum of the service and interest cost components | $ 963 | ($ 797) |

We also sponsor defined contribution pension plans, several of which provide for company contributions based on a percentage of employee contributions. The cost of such plans totaled $3.0 million, $2.8 million, and $2.7 million in 2008, 2007, and 2006, respectively.

We have deferred-compensation agreements with certain present and past key officers, directors, and employees which allow participants to defer a portion of their compensation. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. During 2008, we terminated the deferred-compensation agreements with certain present and past key officers and employees. We expect to make payments of approximately $8.1 million in 2009 as a result of the termination of the agreements. The annual cost of the deferred-compensation agreements was $0.9 million for the year ending December 31, 2008, and a credit of $0.4 million for the year ending December 31, 2007. At December 31, 2008 and 2007, the amounts accrued under the deferred-compensation agreements were $10.1 million and $8.7 million, respectively, and are included in current and other noncurrent liabilities on the Consolidated Balance Sheets.

# Notes to Consolidated Financial Statements

(continued)

## NOTE 7 Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax credit is the result of changes in the deferred tax asset and liability.

The (credit) provision for income taxes is comprised of the following:

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Current tax expense (credit): | | | |
| Federal | $ (1,868) | $ 5,272 | $ 11,632 |
| State | 436 | 299 | 2,993 |
| Total current | (1,432) | 5,571 | 14,625 |
| Deferred tax credit: | | | |
| Federal | (8,727) | (14,087) | (3,212) |
| State | (677) | (13,713) | (590) |
| Total deferred | (9,404) | (27,800) | (3,802) |
| Total (credit) provision for income taxes | $(10,836) | $(22,229) | $ 10,823 |

A reconciliation between taxes computed at the federal statutory rate and our effective tax rate follows:

| *(all dollar amounts in thousands)* | | **2008** | | 2007 | | 2006 |
|---|---|---|---|---|---|---|
| Federal statutory tax rate | $ (9,334) | (35.0%) | $ (8,419) | (35.0%) | $ 10,119 | 35.0% |
| State taxes (net of federal tax benefits) | (394) | (1.5) | (2,160) | (8.9) | 1,729 | 6.1 |
| State tax benefit due to reorganization | – | – | (11,645) | (48.5) | – | – |
| Export sales benefit | – | – | – | – | (380) | (1.3) |
| Other | (1,108) | (4.1) | (5) | – | (645) | (2.3) |
| Effective tax rate | $(10,836) | (40.6%) | $(22,229) | (92.4%) | $10,823 | 37.5% |

Effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely with our operating structure. Each segment is now organized as a single member limited liability company and operates as a direct subsidiary of Wausau Paper Corp. The new structure allowed us to utilize state net operating loss and credit carryovers of certain subsidiaries for which full valuation allowances had been previously established due to the fact that separate state tax returns were filed under our previous structure. In 2007, we recorded net state tax benefits of $11.6 million primarily as a result of the reversal of these valuation allowances. At the end of 2008, $191.8 million of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2023. Under the provisions of SFAS No. 109, the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

# Notes to Consolidated Financial Statements

(continued)

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2008 and 2007, are as follows:

| *(all dollar amounts in thousands)* | **2008** | 2007 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued compensated absences | $ 4,017 | $ 4,046 |
| Pensions | 13,969 | – |
| Post-retirement benefits | 30,582 | 32,061 |
| State net operating loss carry forward | 15,895 | 16,571 |
| Other | 30,104 | 27,051 |
| Gross deferred tax asset | 94,567 | 79,729 |
| Less valuation allowance | (1,294) | (1,878) |
| Net deferred tax assets | 93,273 | 77,851 |
| Deferred tax liabilities: | | |
| Property, plant, and equipment | (96,445) | (104,166) |
| Other | (16,623) | (21,745) |
| Gross deferred tax liability | (113,068) | (125,911) |
| Net deferred tax liability | $ (19,795) | $(48,060) |

The total deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows:

| *(all dollar amounts in thousands)* | **2008** | 2007 |
|---|---|---|
| Net deferred tax assets | $ 5,793 | $ 6,046 |
| Net noncurrent deferred tax liabilities | (25,588) | (54,106) |
| Net deferred tax liability | $ (19,795) | $(48,060) |

A valuation allowance has been recognized for certain state loss carry forwards and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies whether or not to recognize assets or liabilities for tax positions taken that may be challenged by a taxing authority. As a result of the implementation of FIN 48, we recognized a $0.04 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to retained earnings at January 1, 2007.

The following table summarizes the activity related to our liability for unrecognized tax benefits, all of which would impact our effective tax rate if recognized:

| *(all dollar amounts in thousands)* | **2008** | 2007 |
|---|---|---|
| Balance at January 1 | $ 4,942 | $ 4,420 |
| Increases related to current year tax positions | – | 90 |
| Increases related to tax positions in prior years | 37 | 1,779 |
| Decreases related to tax positions in prior years | (1,557) | (1,347) |
| Settlements | (1,879) | – |
| Expiration of statute of limitations | (362) | – |
| Total | $ 1,181 | $ 4,942 |

We record penalties and accrued interest related to uncertain tax positions in the provision for income taxes in the Consolidated Statements of Operations. During 2008 and 2007, we accrued potential penalties and interest of approximately $0.2 million and $0.8 million, respectively, related to unrecognized tax benefits. In total, as of December 31, 2008 and 2007, we have recorded liabilities for potential penalties and interest of approximately $0.5 million and $1.8 million, respectively, which are included in the liabilities for unrecognized tax benefits. At December 31, 2008, the liability for uncertain tax positions was $1.7 million, with $0.2 million of the liability recorded as a current liability and $1.5 million recorded as a noncurrent liability. The liability for uncertain tax positions at December 31, 2007, was $6.7 million, with $3.8 million of the liability recorded as a current liability and $2.9 million recorded as a noncurrent liability.

During 2008 we settled an ongoing examination by the Internal Revenue Service ("IRS") for our 1998 to 2003 tax years. The examination related to certain research and development credits recorded for these respective tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a decrease of $3.7 million to our total gross liability for unrecognized tax benefits, a credit for income taxes of $1.1 million, and cash paid of $2.2 million. We are currently open to audit under the statute of limitations by the IRS for the year ended December 31, 2005, and years thereafter. We also file income tax returns in numerous state jurisdictions with varying statutes of limitations. We do not expect any significant changes to our unrecognized tax benefits during the next twelve months.

# Notes to Consolidated Financial Statements

(continued)

## NOTE 8 Stock Compensation Plans

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. Prior to January 1, 2006, we measured compensation cost for stock-based compensation plans using the "intrinsic value based method" prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Under SFAS 123R, share-based payment awards that are settled in cash continue to be classified as a liability; however, rather than remeasuring the award at the intrinsic value each reporting period, the award is remeasured at its fair value each reporting period until final settlement. The difference between the liability as previously computed (i.e., intrinsic value) and the fair value of the liability award on January 1, 2006, was $0.4 million net of any related tax effects ($0.7 million pre-tax), and was recorded as a cumulative effect of a change in accounting principle in the Consolidated Statements of Operations.

### Stock Options, Restricted Stock Awards, and Performance Units

We have one stock incentive plan, the "2000 Stock Incentive Plan" under which awards to grantees are issued. Under the 2000 Stock Incentive Plan, in addition to stock options, awards of restricted shares of common stock and restricted stock units, referred to as performance units, may be granted. We also maintain various other employee stock option plans under which options are outstanding. The plans provide for the determination of purchase price, time, and method of exercise. We are authorized to deliver up to 3.6 million shares of our common stock upon exercise of non-qualified stock options or incentive stock options, or upon grant or in payment of performance shares, performance units, and restricted stock under the various incentive plans. As of December 31, 2008, there were 1.4 million shares available under the 2000 Stock Incentive Plan for future grant. We use treasury stock to deliver common stock shares under these plans.

For the years ended December 31, 2008 and 2007, we recognized approximately $1.6 million and $1.0 million, respectively, in share-based compensation expense which included fixed option grants, restricted stock grants, and performance unit awards. We recognize compensation expense on grants of stock options, restricted stock, and performance unit share-based compensation awards on a straight-line basis over the requisite service period of each award. As of December 31, 2008, total unrecognized compensation cost related to share-based compensation awards was approximately $0.5 million, net of estimated forfeitures, which we expect to recognize over a weighted average period of approximately 0.7 years.

### Options

Non-qualified stock options are granted for terms up to 10 years from the grant date. The option price is equal to the fair market value of Wausau Paper common stock at the date of grant for incentive and non-qualified options. Fixed option grant agreements define service condition vesting requirements and other transferability restrictions on a grant-by-grant basis, and performance-based options vest in relation to defined performance.

The following table summarizes the status of all outstanding stock options as of December 31, 2008, 2007, and 2006, and changes during those years:

| | **2008** Shares | **2008** Weighted Average Exercise Price | 2007 Shares | 2007 Weighted Average Exercise Price | 2006 Shares | 2006 Weighted Average Exercise Price |
|---|---|---|---|---|---|---|
| Outstanding at January 1 | 2,001,624 | $12.16 | 1,939,624 | $12.30 | 2,489,842 | $12.32 |
| Granted | 382,669 | 8.07 | 509,102 | 14.45 | 106,000 | 14.03 |
| Terminated/canceled | (386,669) | 8.32 | (447,102) | 15.42 | (509,218) | 13.35 |
| Exercised | – | – | – | – | (147,000) | 10.23 |
| Outstanding at December 31 | 1,997,624 | $12.12 | 2,001,624 | $12.16 | 1,939,624 | $12.30 |
| Exercisable at December 31 | 1,924,292 | $12.19 | 1,881,624 | $12.09 | 1,839,624 | $12.36 |
| Fair value of options granted during the year | | $ 1.91 | | $ 4.83 | | $ 3.97 |

# Notes to Consolidated Financial Statements

(continued)

The preceding table includes performance-based options that vest in relation to achieving defined performance criteria. The following table summarizes the status of outstanding performance-based stock options as of December 31, 2008, 2007, and 2006, and changes during those years:

| | 2008 Shares | 2008 Weighted Average Exercise Price | 2007 Shares | 2007 Weighted Average Exercise Price | 2006 Shares | 2006 Weighted Average Exercise Price |
|---|---|---|---|---|---|---|
| Outstanding at January 1 | 66,000 | $10.74 | 66,000 | $ 10.74 | 456,218 | $12.08 |
| Granted | 346,669 | 8.04 | 413,102 | 15.17 | – | – |
| Terminated/canceled | (346,669) | 8.04 | (413,102) | 15.17 | (378,218) | 9.18 |
| Exercised | – | – | – | – | (12,000) | 10.71 |
| Outstanding at December 31 | 66,000 | $10.74 | 66,000 | $ 10.74 | 66,000 | $10.74 |
| Exercisable at December 31 | 66,000 | $10.74 | 66,000 | $ 10.74 | 66,000 | $10.74 |

As a result of not achieving certain operating profit levels for the years ended December 31, 2008, 2007, and 2006, no compensation expense was recorded for performance-based option grants.

Additional information regarding all grants outstanding and exercisable at December 31, 2008, is as follows:

(all dollar amounts in thousands, except per share data)

| Range of Exercise Prices | Outstanding Options | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Exercisable Options | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $7.77 – $11.55 | 961,313 | 10.09 | $ 9.36 | 912,981 | $ 9.36 |
| $12.36 – $18.50 | 1,036,311 | 8.92 | 14.68 | 1,011,311 | 14.70 |
| Total | 1,997,624 | | | 1,924,292 | |
| Aggregate intrinsic value | $ 2,005 | | | $ 1,898 | |

For the year ended December 31, 2008, we estimated the fair value of each option on the date of grant using the binomial tree model and the following weighted average assumptions:

| | |
|---|---|
| Average risk-free interest rate | 3.68% |
| Expected dividend yield | 3.64% |
| Expected volatility | 33.00% |
| Expected term (years) | 5.3 |

The average risk-free rate is determined on the grant date using the yield on zero-coupon U.S. Treasury strips. The rate is duration-matched to the term of the option, which may entail an extrapolation of the rate. The expected dividend yield is calculated using the ten year historical yield of Wausau Paper's dividends. The expected volatility assumption is based on a 10 percent weighting factor for implied volatilities of comparable exchange traded-options and a 90 percent weighting factor of the monthly average historical volatilities of Wausau Paper common stock over the expected life of the award. The expected term of the options is calculated using the remaining contractual lives of the grants and expected exercise and expected termination behavior based upon historical data for Wausau Paper.

The table below presents stock option exercise and vesting activity for the years ended December 31, 2008, 2007 and 2006:

| *(all dollar amounts in thousands)* | Year Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Total intrinsic value of stock options exercised | $ – | $ – | $ 551 |
| Cash received from stock option exercises | – | – | 1,503 |
| Income tax benefit from the exercise of stock options | – | – | 102 |
| Total fair value of stock options vested during period | 246 | 182 | 156 |

# Notes to Consolidated Financial Statements

(continued)

## Restricted Stock

On January 7, 2008, we granted 18,000 shares of restricted stock. The 18,000 shares were valued based upon the closing price of Wausau Paper's common stock on the date of the grant and reflected in equity as a reduction in treasury stock outstanding. Compensation expense is recognized for the restricted stock award on a straight-line basis over the vesting period of the entire award with the balance of unearned compensation reflected in the equity section of the balance sheet. Under the plan, shares of restricted stock have voting rights. Cash dividends on the restricted shares are deferred and held by us until satisfaction of the vesting requirements. In accordance with the grant, 6,000 shares of restricted stock became vested on December 31, 2008. The remaining shares vest in two equal installments of 6,000 shares on December 31, 2009 and 2010, respectively. There were no issuances of restricted stock during the years ended December 31, 2007 or 2006. Total compensation expense recognized for restricted stock was $0.1 million for the year ended December 31, 2008.

## Performance Units

Under the 2000 Stock Incentive Plan, we may grant performance units that may vest in relation to (1) achieving certain operating profit levels and (2) completion of a service requirement. Upon satisfaction of the vesting requirements, the performance units and a dividend equivalent calculated based upon shares earned are paid out in whole shares of Wausau Paper's common stock, with fractional shares paid in cash. Prior to vesting, no shares are issued and performance units have no voting rights. Effective January 1, 2006, compensation expense is determined based upon the closing sales price of our common stock on the date of the award and is recognized over the requisite service period of the grant once we have determined that achievement of the performance condition is probable. If it is improbable that the performance condition will be met, no compensation cost is recognized. Service condition vesting ranges from zero to two years.

The following table summarizes the activity relating to performance unit grants:

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Outstanding at January 1 (number of units) | 81,233 | 66,465 | 90,529 |
| Granted | 311,290 | 48,317 | 12,269 |
| Terminated | (122,419) | (1,394) | (5,676) |
| Settled | (42,201) | (32,155) | (30,657) |
| Outstanding at December 31 (number of units) | 227,903 | 81,233 | 66,465 |

The aggregate intrinsic value of performance units outstanding at December 31, 2008, was approximately $2.6 million. Total compensation expense recognized for performance units for the years ended December 31 totaled $1.3 million in 2008, $0.6 million in 2007, and $0.5 million in 2006.

## Stock Appreciation Rights

We maintain various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends which would have been paid on the stock covered by the grant assuming reinvestment in Wausau Paper stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date.

The following table summarizes the activity relating to our stock appreciation rights plans:

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Outstanding at January 1 (number of shares) | 253,797 | 253,797 | 253,797 |
| Terminated | – | – | – |
| Exercised | (176,184) | – | – |
| Outstanding and exercisable at December 31 (number of shares) | 77,613 | 253,797 | 253,797 |
| Price range of outstanding and exercisable rights: $6.26 – $9.58 | 67,613 | 243,797 | 243,797 |
| $17.16 | 10,000 | 10,000 | 10,000 |

For the year ended December 31, 2008, $1.2 million was paid to three participants in settlement of outstanding stock appreciation rights. At December 31, 2008, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of between $6.26 and $9.58 was 2.5 years, and with an exercise price of $17.16 was 10 years.

## Dividend Equivalents

We maintain a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the dividend equivalent grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming

# Notes to Consolidated Financial Statements

(continued)

all such hypothetical dividends had been reinvested in Wausau Paper stock. All of the outstanding dividend equivalents were fully vested as of January 1, 2006.

The following table summarizes the activity relating to our dividend equivalent plan:

| | **2008** | 2007 | 2006 |
|---|---|---|---|
| Outstanding at January 1 (number of shares) | 151,750 | 151,750 | 154,750 |
| Exercised | – | – | (3,000) |
| Outstanding and exercisable at December 31 (number of shares) | 151,750 | 151,750 | 151,750 |

For the year ended December 31, 2006, $8,827 was paid to a participant in settlement of outstanding dividend equivalent awards.

Share-based compensation provisions or credits related to stock appreciation rights and dividend equivalents are determined based upon a remeasurement to their fair value at each reporting period in accordance with the provisions of SFAS 123R. The (credit) provision for stock appreciation rights and dividend equivalents is shown in the following table.

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Stock appreciation rights | $ (108) | $(1,750) | $ 866 |
| Dividend equivalents | 202 | (224) | 164 |
| Total | $ 94 | $(1,974) | $1,030 |

## NOTE 9 Commitments and Contingencies

### Litigation and Other Claims

We may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

### Environmental Matters

We are subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require us to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase our capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources ("DNR") named a subsidiary of Wausau Paper as a potentially responsible party ("PRP") for the Gorski landfill in Mosinee, Wisconsin. Our estimate of remediation and water replacement costs associated with the landfill is approximately $1.5 million. These costs will likely be shared among the members of an ad hoc group of PRPs. We are of the opinion that our share of these costs will not have a material adverse effect on our operations, financial condition, or liquidity. We are continuing to pursue coverage of defense costs and liability coverage with our insurance carriers.

It is our policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and our past experience with these matters. Our accrued environmental liabilities, including all remediation and landfill closure costs, totaled $5.6 million and $5.8 million at December 31, 2008 and 2007, respectively. The provision for remediation and landfill costs was not significant for the years ended December 31, 2008, 2007, and 2006, respectively. We periodically review the status of all significant existing or potential environmental issues and adjust our accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among PRPs. We believe that our share of the costs of cleanup for our current remediation site will not have a material adverse impact on our consolidated financial position. As is the case with most manufacturing and many other entities, there can be no assurance that we will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

# Notes to Consolidated Financial Statements

(continued)

## Other Commitments

As of December 31, 2008, we were committed to spend approximately $23.0 million on capital projects, which were in various stages of completion.

We contract for the supply and delivery of natural gas at some of our facilities. Under these contracts, we are committed to the transportation of a fixed volume of natural gas from our natural gas suppliers to our facilities. We are not required to buy or sell minimum gas volumes under the agreement but are required to pay a minimum transportation fee for the contracted period. Contracts expire at various times between 2009 and 2019. At December 31, 2008, we also have commitments for the purchase of machine clothing from various suppliers and volume commitments for the supply of fuel oil, natural gas, coal, paper, and certain raw materials. These obligations expire between 2009 and 2011. We may also purchase, from time to time, natural gas contracts with fixed prices for a certain portion of our facility requirements.

## NOTE 10 Preferred Share Purchase Rights Plan

We maintain a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) our common stock (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, we may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, we may redeem the rights at a price of $0.01 per right. The expiration date of the rights plan is October 31, 2018.

## NOTE 11 Financial Instruments

### Financial instruments consisted of the following:

### Cash and Cash Equivalents

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

### Accounts Receivable, Accounts Payable, and Accrued Liabilities

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

### Long-Term Debt

The fair value of our long-term debt is estimated based on current rates offered to us for debt of the same remaining maturities. At December 31, 2008 and 2007, the estimated fair value of the long-term debt exceeded the carrying value by approximately $0.2 million and $4.7 million, respectively.

### Interest Rate Agreement

Interest-rate swaps designated in fair value hedge relationships have been used by us in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates. During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by approximately $0.7 million for the years ended December 31, 2008, 2007, and 2006.

## NOTE 12 Segment Data

### Factors Used to Identify Reportable Segments

Our operations are classified into three principal reportable segments: Specialty Products, Printing & Writing, and Towel & Tissue, each providing different products. Separate

# Notes to Consolidated Financial Statements

(continued)

management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

## Products From Which Revenue Is Derived

Specialty Products produces specialty papers at its manufacturing facilities in Rhinelander, Wisconsin; Mosinee, Wisconsin; and Jay, Maine. Specialty Products also includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products. For additional information on the sale of the roll wrap portion of the Specialty Products' business, please see Note 2. Printing & Writing produces a broad line of premium printing and writing grades at manufacturing facilities in Brokaw, Wisconsin; and Brainerd, Minnesota. The Printing & Writing 2007 and 2006 segment information also includes a manufacturing facility in Groveton, New Hampshire, which ceased papermaking operations in December 2007. Please see Note 2 for additional information on the closure of the Groveton, New Hampshire mill. Printing & Writing also includes a converting facility which converts printing and writing grades. Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the "away-from-home" market. Towel & Tissue operates a paper mill in Middletown, Ohio, and a converting facility in Harrodsburg, Kentucky.

During 2008, no single customer accounted for 10% or more of our consolidated net sales. On a segment basis, two customers accounted for approximately 29% of Printing & Writing net sales and one customer accounted for approximately 13% of Towel & Tissue net sales, while no single customer of the Specialty Products' business segment comprised 10% or more of the respective segment net sales.

## Measurement of Segment Profit and Assets

We evaluate performance and allocate resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

## Company Geographic Data

We have no long-lived assets outside the United States. Net sales to customers within the United States and other countries, of which the majority relates to Canadian customers, are as follows:

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| United States | $1,087,155 | $1,143,303 | $1,099,165 |
| All foreign countries | 104,609 | 97,135 | 89,013 |
| | $1,191,764 | $1,240,438 | $1,188,178 |

## Reconciliations

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

| *(all dollar amounts in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net sales external customers: | | | |
| Specialty Products | $ 481,390 | $ 488,343 | $ 468,866 |
| Printing & Writing | 376,963 | 444,516 | 431,022 |
| Towel & Tissue | 333,411 | 307,579 | 288,290 |
| | $1,191,764 | $1,240,438 | $1,188,178 |
| Operating (loss) profit: | | | |
| Specialty Products | $ (11,609) | $ 4,433 | $ 4,412 |
| Printing & Writing | (26,983) | (57,415) | (10,975) |
| Towel & Tissue | 32,793 | 43,032 | 44,621 |
| Corporate and eliminations | (10,955) | (3,817) | 1,439 |
| | $ (16,754) | $ (13,767) | $ 39,497 |
| Segment assets: | | | |
| Specialty Products | $ 279,354 | $ 305,083 | |
| Printing & Writing | 180,221 | 205,349 | |
| Towel & Tissue | 210,977 | 178,214 | |
| Corporate and unallocated | 40,298 | 55,551 | |
| | $ 710,850 | $ 744,197 | |

## Other Significant Items

| *(all dollar amounts in thousands)* | Depreciation, Depletion, and Amortization | Expenditures for Long-Lived Assets |
|---|---|---|
| **2008** | | |
| Specialty Products | $27,404 | $11,824 |
| Printing & Writing | 13,963 | 11,998 |
| Towel & Tissue | 27,278 | 18,891 |
| Corporate and unallocated | 823 | 5,611 |
| | $69,468 | $48,324 |
| 2007 | | |
| Specialty Products | $22,857 | $10,773 |
| Printing & Writing | 46,684 | 11,405 |
| Towel & Tissue | 24,110 | 6,515 |
| Corporate and unallocated | 679 | 1,395 |
| | $94,330 | $30,088 |
| 2006 | | |
| Specialty Products | $23,052 | $13,305 |
| Printing & Writing | 12,382 | 6,505 |
| Towel & Tissue | 21,533 | 3,152 |
| Corporate and unallocated | 946 | 894 |
| | $57,913 | $23,856 |

# Notes to Consolidated Financial Statements

(continued)

## Quarterly Financial Data (Unaudited)

| *(all dollar amounts in thousands, except per share data)* | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Annual |
|---|---|---|---|---|---|
| **2008*** | | | | | |
| Net sales | $298,718 | $305,211 | $312,162 | $275,673 | $ 1,191,764 |
| Gross profit | 13,935 | 21,769 | 29,573 | 23,411 | 88,688 |
| Operating (loss) profit | (8,166) | (12,754) | 4,667 | (501) | (16,754) |
| Net (loss) earnings | (6,806) | (9,580) | 2,329 | (1,777) | (15,834) |
| Net (loss) earnings per share basic and diluted | $ (0.14) | $ (0.20) | $ 0.05 | $ (0.04) | $ (0.32) |
| 2007** | | | | | |
| Net sales | $299,393 | $ 317,235 | $319,342 | $304,468 | $1,240,438 |
| Gross profit (loss) | 28,086 | 32,005 | 33,026 | (15,418) | 77,699 |
| Operating profit (loss) | 7,284 | 10,627 | 11,956 | (43,634) | (13,767) |
| Net earnings (loss) | 14,965 | 4,753 | 6,079 | (27,622) | (1,825) |
| Net earnings (loss) per share basic and diluted | $ 0.29 | $ 0.09 | $ 0.12 | $ (0.55) | $ (0.04) |
| 2006 | | | | | |
| Net sales | $283,663 | $297,286 | $306,699 | $300,530 | $ 1,188,178 |
| Gross profit | 23,606 | 28,498 | 35,978 | 34,336 | 122,418 |
| Operating profit | 2,498 | 8,686 | 14,193 | 14,120 | 39,497 |
| Net earnings (loss) | (536) | 3,688 | 7,188 | 7,279 | 17,619 |
| Net earnings (loss) per share - basic | $ (0.01) | $ 0.07 | $ 0.14 | $ 0.14 | $ 0.35 |
| Net earnings (loss) per share - diluted | $ (0.01) | $ 0.07 | $ 0.14 | $ 0.14 | $ 0.34 |

* *In 2008, the first, second, third, and fourth quarters include after-tax expense of $5.0 million ($7.9 million pre-tax) or $0.10 per share, $8.8 million ($13.9 million pre-tax) or $0.18 per share, $3.9 million ($6.2 million pre-tax) or $0.08 per share, and $3.6 million ($5.8 million pre-tax) or $0.07 per share, respectively, related to closure costs and restructuring expenses as a result of the closure of Printing & Writing's Groveton, New Hampshire mill, the sale and closure of Specialty Products' roll wrap operations, the permanent shutdown of a paper machine at Specialty Products' Jay, Maine mill, and the ceasing of converting operations at Printing & Writing's Appleton, Wisconsin facility. Also in 2008, the third quarter includes income tax benefits of $0.9 million or $0.02 per share, related to the settlement of a Federal tax audit.*

** *In 2007, the first quarter includes state income tax benefits of $12.0 million or $0.24 per share and the second quarter includes state income tax charges of $0.4 million of $0.01 per share, primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries due to the reorganization of various subsidiaries which comprised our operating segments to align more closely to our operating structure. Also in 2007, the fourth quarter includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share, related to closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire mill.*

## Market Prices For Common Shares (Unaudited)

| | **2008** | | | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| Quarter | Price High | Price Low | Cash Dividends Paid Per Share | Price High | Price Low | Cash Dividends Paid Per Share | Price High | Price Low | Cash Dividends Paid Per Share |
| 1st | $10.12 | $ 6.97 | $0.085 | $15.60 | $13.57 | $0.085 | $14.35 | $11.36 | $0.085 |
| 2nd | 9.74 | 7.30 | 0.085 | 15.58 | 12.73 | 0.085 | 15.33 | 11.20 | 0.085 |
| 3rd | 10.90 | 7.08 | 0.085 | 13.66 | 8.56 | 0.085 | 13.93 | 11.50 | 0.085 |
| 4th | 11.70 | 6.51 | 0.085 | 12.12 | 8.60 | 0.085 | 15.48 | 13.07 | 0.085 |

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange.

# board of directors

→
**FRONT ROW:** (left to right)
Thomas J. Howatt,
San W. Orr, Jr.

**MIDDLE ROW:**
G. Watts Humphrey, Jr.,
David B. Smith, Jr.,
Dennis J. Kuester

**BACK ROW:**
Gary W. Freels
Andrew N. Baur

**BELOW:**
Michael M. Knetter

### SAN W. ORR, JR.

Chairman of the Board

Mr. Orr is Chairman of the Board of the Company. He is also Advisor, Estates of A.P. Woodson and Family. He served as interim Chief Executive Officer of the Company in 2000, in 1994-1995, and in 1989-1990. He is also a Director of Marshall & Ilsley Corporation. He became a Director of the Company in 1970.

### THOMAS J. HOWATT

President and CEO

Mr. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing (1997-2000), Vice President and General Manager Printing & Writing Division (1994-1997), Vice President and General Manager Wausau Papers of New Hampshire (1993-1994), Vice President Operations Brokaw Division (1990-1993) and Vice President Administration Brokaw Division (1987-1990). He became a Director of the Company in 2000.

### ANDREW N. BAUR

Mr. Baur is Chairman of the Board of Southwest Bank of St. Louis, a wholly-owned subsidiary of Marshall & Ilsley Corporation. He is the former Chairman of the Board and CEO of Mississippi Valley Bancshares, Inc., and its subsidiary, Southwest Bank of St. Louis. He is a Director of Marshall & Ilsley Corporation and BakersFootwear Group, Inc. He became a Director of the Company in 2004.

### GARY W. FREELS

Mr. Freels is President and Chief Executive Officer of Alexander Properties, Inc. (investment management). He became a Director of the Company in 1996.

### G. WATTS HUMPHREY, JR.

Mr. Humphrey is President of GWH Holdings, Inc. (private investment company). He is also Chairman and CEO of International Plastics Equipment Group, Inc.; Chairman and CEO of Centria (metal building systems); and owner of Shawnee Farm (thoroughbred breeding/racing). He is also a Director of Churchill Downs Incorporated. He became a Director of the Company in 2007.

### MICHAEL M. KNETTER



Mr. Knetter is Dean of the School of Business, University of Wisconsin—Madison. He was formerly Professor and Associate Dean of Tuck School of Business, Dartmouth College. He is also an Independent Trustee for Neuberger Berman Funds, a Director of Northwestern Mutual Series Fund, Inc., and a Director of Great Wolf Resorts, Inc. He became a Director of the Company in 2005.

### DENNIS J. KUESTER

Mr. Kuester is Chairman of the Board and former CEO of Marshall & Ilsley Corporation. He is also a Director of Metavante Technologies, Inc. and a Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

### DAVID B. SMITH, JR.

Mr. Smith is a business consultant. He was formerly Vice President, Labor Relations, Weyerhaeuser Company. He became a Director of the Company in 1972.



# management

## Specialty Products

**HENRY C. NEWELL**
Senior Vice President, Specialty Products

**MICHAEL W. NELSON**
Vice President, Sales and Marketing, Specialty Products

**GARY R. RUDEMILLER**
Vice President Operations, Specialty Products

**TONY J. MARZOFKA**
Vice President Operations, Mosinee

**JOHN P. ENGEL**
Vice President and General Manager, Coated Products

**JOSEPH A. FIERST**
Vice President Operations, Rhinelander

**JOHN E. KATCHKO**
Vice President Product Development, Specialty Products

**RONALD A. LEGER**
Vice President Finance, Specialty Products

**MICHAEL J. BEHRENS**
Vice President Human Resources, Specialty Products

## Printing & Writing

**DANIEL R. TRETTIN**
Senior Vice President, Printing & Writing

**THOMAS F. DIECKMAN**
Vice President Sales and Marketing, Printing & Writing

**CHARLES M. PETH**
Vice President Commercial Sales, Printing & Writing

**JEFFREY A. VERDOORN**
Vice President Operations, Printing & Writing

**ANNA M. SKROBECKI**
Vice President Operations, Brainerd

**CHARLES A. HERWIG**
Vice President Finance, Printing & Writing

**CURTIS R. SCHMIDT**
Vice President Human Resources, Printing & Writing

## Towel & Tissue

**MICHAEL R. WILDENBERG**
Senior Vice President, Towel & Tissue

**ERIC S. LEINES**
Vice President Sales and Marketing, Towel & Tissue

**MARK H. STANLAND**
Vice President, Marketing, Towel & Tissue

**RICHARD W. EARLY**
Vice President Operations, Towel & Tissue

**JAMES P. RADCLIFFE**
Vice President Operations, Harrodsburg

**JOHN E. WELLS**
Vice President Operations, Middletown

**CLARK L. CARTER**
Vice President Finance, Towel & Tissue

**JAMES A. MCDONNELL**
Vice President Human Resources, Towel & Tissue

## Corporate

**SAN W. ORR, JR.**
Chairman of the Board

**THOMAS J. HOWATT**
President and Chief Executive Officer

**SCOTT P. DOESCHER**
Executive Vice President, Finance, Secretary and Treasurer

**DANIEL R. TRETTIN**
Senior Vice President, Printing & Writing

**HENRY C. NEWELL**
Senior Vice President, Specialty Products

**MICHAEL R. WILDENBERG**
Senior Vice President, Towel & Tissue

**PATRICK J. MEDVECZ**
Vice President, Technology

**SHERRI L. LEMMER**
Vice President, Corporate Controller/ Assistant Secretary and Treasurer

**STEVEN E. SMITH**
Vice President, Supply Chain Management

**RAYMOND A. LIGHTHART**
Vice President, Corporate Information Technology

**MATTHEW L. URMANSKI**
Vice President, Financial Analysis and Business Support

## Corporate Office

100 Paper Place (ph) 715-693-4470
Mosinee, WI 54455 (fx) 715-692-2082

www.wausaupaper.com

## Form 10-K

A copy of Wausau Paper's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained, without charge, by visiting our Web site, www.wausaupaper.com, or by sending a written request to:

Perry D. Grueber Director Investor Relations
Wausau Paper
100 Paper Place
Mosinee, WI 54455

The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Form 10-K.

## Stock Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004

Toll-Free: 800-509-5586

## Stock Price Performance Graph
## Cumulative Total Return


170
150
130
110
90
70
50
30
2003
2004
2005
2006
2007
2008
Wausau Paper Corp.
Paper & Paper Products
Russell 2000 Index

## Stock Exchange

WPP LISTED NYSE

Wausau Paper Corp. common stock is listed on the New York Stock Exchange under the symbol "WPP."

The Annual CEO Certification required under the NYSE Corporate Governance listing standards was filed with the Exchange in 2008 without qualification.

## Dividend Reinvestment and Stock Purchase Plan

Wausau Paper offers a Dividend Reinvestment and Stock Purchase Plan to its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau Paper stock with cash dividends or with additional voluntary cash investments.

Beneficial shareholders (whose shares are held in the name of the investment firm) should contact their broker in order to participate in the Dividend Reinvestment and Stock Purchase Plan. Registered shareholders (whose shares are held in their own names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

## Independent Registered Public Accounting Firm

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

# production notes

PAPER

Cover: Wausau Paper®
Royal Complements®
Eclipse Black™,
100 lb. Cover
Canvas finish

Narrative: Wausau Paper®
Royal Resource™
Bamboo, 80 lb. Cover

Photo pages: Wausau Paper®
Royal Resource™
Brilliant White,
100 lb. Text

Financials: Wausau Paper®
Royal Resource™
Brilliant White,
100 lb. Text

CERTIFICATION

The Wausau Paper products used in this annual report are FSC certified to contain product from well-managed forests and other controlled sources. Wausau Paper's FSC Cert. No. is SW-COC-001724.
© 1996 Forest Stewardship Council A.C.

Wausau Paper® Royal Complements® and Royal Resource™, Bamboo, contain 30% recycled post-consumer fiber and are Green Seal™-certified.

Products earning certifications meet strict environmental standards for printing and writing papers including recycled paper content.

Wausau Paper is a member of the U.S. Environmental Protection Agency's SmartWay™ Transport Partnership reflecting our commitment to reduce the carbon emissions of our shipping and distribution activities.

PRINTER

Independent Printing, Inc. is a Forest Stewardship Council (FSC) Chain of Custody certified printer. (No. SW-COC-1886)

RECYCLING

The entire report can be recycled in collection programs that accept mixed paper. Thank you for recycling.

100 Paper Place
Mosinee, WI 54455

ph: 715-693-4470
fx: 715-692-2082

wausaupaper.com

wausauPAPER